082-34859

10²人10²色。

So Many People, So Many Jobs

FULLCAST GROUP

Annual Report 2007

Year ended September 30, 2006
Fullcast Co., Ltd.

So Many People So Many Jobs

How Should Human Resources Be Used?

It is no exaggeration to say that the mystery of corporate management lies within this single question. In an era where Japanese-style guaranteed lifelong employment has broken down, human resource outsourcing continues to become a common sense alternative.

Fullcast Co., Ltd. is maintaining its lead in the field in the short-term human resource services sector (our Spot Business). We strive for perfection in the comprehensive human resource outsourcing sector, enhancing our dispatching services to include employees for short-term positions, as well as employees specializing in general administration and manufacturing, in addition to IT specialists/engineers and sales support employees, to respond to the increasingly broad-ranging human resource outsourcing needs of today's corporations.

Having developed over 14 years since starting operations in October 1992, we have seen terrific growth. Fullcast continues to leap forward, and in September 2004, the Company was listed on the First Section of the Tokyo Stock Exchange.

The Fullcast Group is striving to consolidate its position as a major human resource company, and continues to take up the challenge of further development in the future.

Cover:
The theme on the cover, 10^2人10^2色 (So Many People, So Many Jobs), is inspired by the Japanese proverb "10-nin, 10-iro" (10 people, 10 colors), which expresses the thought that are "so many people, so many minds."

The Fullcast Group seeks to develop and intensify this thought as it expands the human resource outsourcing business.

CONTENTS

01 Consolidated Financial Highlights
02 Mission Statement
04 Interview with the Chairman
09 Fullcast Group Strategy
10 Staff Recruitment Strategy
12 Spot Business
14 Factory Business
16 Technology Business
18 Office Business
19 Other Businesses
20 Corporate Governance
22 Board of Directors
23 Financial Section
58 Corporate History
59 Investor Information

Disclaimer Regarding Forecasts and Projections
This Annual Report includes forecasts, projections and other predictive statements that represent Fullcast's assumptions and expectations in light of currently available information. These forecasts, etc., are based on industry trends, circumstances involving clients and other factors, and they involve risks, variables and uncertainties. The Fullcast Group's actual performance results may differ from those projected in this Annual Report. Consequently, no guarantee is presented or implied as to the accuracy of specific forecasts, projections or predictive statements contained herein.

CONSOLIDATED FINANCIAL HIGHLIGHTS

Fullcast Co., Ltd. and its consolidated subsidiaries—Fiscal years ended September 30, 2002, 2003, 2004, 2005 and 2006

	Millions of yen					% change	Thousands of U.S. dollars (note 1)
	2002	2003	2004	2005	**2006**	**2006/2005**	**2006**
For the year:							
Net sales	¥26,320	¥37,945	¥49,688	¥67,212	**¥90,163**	+34.1%	$764,808
Operating income	1,511	2,455	3,256	4,560	**4,715**	+3.4	39,998
Net income	347	1,197	1,512	1,885	**2,942**	+56.1	24,958
EBITDA	1,396	2,843	3,297	4,439	**5,476**	+23.3	46,450
At year-end:							
Total assets	¥13,928	¥15,494	¥19,462	¥22,556	**¥37,180**	+64.8	315,380
Shareholders' equity (note 3)	7,443	8,719	10,978	12,377	**14,460**	+16.8	122,660
Total number of shares issued (shares)	44,646	44,829	275,964	275,964	**275,964**	-	-
	Yen					Change (yen)	U.S. dollars
Per share data (Note 2):							
Shareholders' equity	¥171,327.33	¥198,486.00	¥40,165.04	¥45,286.05	**¥52,835.11**	+¥7,549.06	$448.17
Cash dividends applicable to the period	2,500	5,000	2,000	2,000	**3,000**	+1,000	25.45
Net income (basic)	7,902.31	27,373.46	5,603.88	6,896.52	**10,757.95**	+3,861.43	91.25
Net income (diluted)	-	-	-	-	**10,736.22**	-	91.07
	% / persons					Change	
Other data:							
Return on equity	4.6	14.8	15.4	16.1	**21.9**	+5.8%	
Equity ratio	53.4	56.3	56.4	54.9	**38.9**	−16.0%	
Number of employees	994	1,118	1,671	2,155	**3,304**	+1,149	

Notes: 1. U.S. dollar amounts represent translation of yen, for convenience only, at ¥117.89=U.S.$1, the approximate rate prevailing on September 30, 2006.
2. The Company executed a three-for-one stock split on November 20, 2003 and a two-for-one stock split on May 20, 2004. Net income and cash dividends per share are based on the weighted average number of outstanding shares of common stock, as retroactively adjusted for free share distribution and stock splits.
3. Shareholders' equity = total net assets − valuation and translation adjustments − subscription rights to shares − minority interests.

Net sales


(Millions of yen)
100,000
80,000
60,000
40,000
20,000
0
90,163
02
03
04
05
06

Net income


(Millions of yen)
3,000
2,500
2,000
1,500
1,000
500
0
2,942
02
03
04
05
06

Total assets/Equity ratio


Total assets
Equity ratio
(Millions of yen)
(%)
40,000
32,000
24,000
16,000
8,000
0
100
80
60
40
20
0
37,180
02
03
04
05
06

Mission Statement



MISSION STATEMENT

So Many People, So Many Jobs

The employment environment in Japan has altered considerably in the last 10 years.

According to the Ministry of Health, Labour and Welfare's "White Paper on the Labor Economy" (2006), the number of casually employed part-time workers (known as "freeters" in Japan) is now 2.01 million. It is anticipated that the number of "NEETs" (young persons "not in education, employment or training") will rise to 640,000.

"It's because of companies like Fullcast that the number of 'freeters' has grown in Japan."

There has been some increase in the number of those claiming that temporary staff employment agencies are responsible for this trend among young people. But are the agencies really the cause?

There probably is no other Japanese corporation doing more than Fullcast to teach young people known as "freeters" and "NEETs" the importance of developing their own careers by working, and to provide them with concrete opportunities to start working.

It is by trying different types of work that young people can develop their potential and become what they can be.

Through work, we feel emotions such as happiness and despair, and experience both success and failure. I hope that offering **"so many people"** the opportunity to try **"so many jobs"** will enable these people to use the invaluable experience of a wide variety of jobs to find the type of work they really wish to do.

I think that this is the social role that Fullcast fulfills.



Takehito Hirano
Chairman and CEO, Fullcast Group



Takehito Hirano
Chairman and CEO, Fullcast Group

New growth, and new responsibilities, as a comprehensive human resource service company

(Takehito Hirano's Appointment as Chairman)

Q1 Recently you were appointed chairman and CEO, and Hiroyuki Urushizaki was appointed president and COO. Can you tell us the reasons behind these decisions?

Although it may have seemed a sudden move to people outside the Company, this change in management structure has been planned for some time. By making these new appointments, we aim to clarify management roles and strengthen the function of Group management. I am in charge of the Group as a whole, and President Urushizaki directs the Fullcast unit (Spot Business).

Q2 How will the Fullcast Group management evolve in the future? Please discuss this and the basic M&A policy as it relates to the expansion of operations.

We aim to be a corporate group that offers comprehensive human resource outsourcing services. Until now, Fullcast's image has been rooted in our Spot Business, a short-term human resource service. In recent years, however, we have enhanced the services we offer with the Factory Business for factory line work human resource services, the Technology Business for IT specialist/engineer staffing services, the Office Business for white-collar human resource services, and we have almost completed a structure that can offer comprehensive human resource outsourcing.

For the future, we seek to add services providing human resource outsourcing for new areas of high growth, including areas such as sales support, dining out, amusement and sales promotions. We will proactively proceed with M&A to respond to the requirements of these new areas.

(Results for the Fiscal Year under Review)

Q3 What is your evaluation of the results for the fiscal year under review, ended September 30, 2006?

We were unable to achieve targets set at the beginning of the fiscal year for net sales and operating income. As a member of management, I deeply regret this result. Targets were not achieved because for the Spot Business human resources training, including education and training, was delayed for sectors where large growth was expected such as food and sales promotions. This affected the Spot Business, even though existing demand was drawn in for the core elements in that business of distribution, removals and storage. Additionally, delays in establishing operational structures for new offices in Tokyo affected earnings, despite the expansion in results for regional offices. Other negative factors included plans for the Factory Business that were left unachieved due to unfulfilled predictions regarding employee procurement for automobile factory lines, and poor performance in call center operations* for the Office Business, which put pressure on earnings.

In the current fiscal year, we will reflect upon these points and strengthen management. Newly appointed President and COO Hiroyuki Urushizaki is an expert in the fields of education and training, and management improvement. For this, among other reasons, I believe he is well qualified to rebuild these areas.

* With regard to call center operations, the Group transferred all shares in Fullcast Telemarketing Co., Ltd. to a joint venture partner on February 28, 2006.

Q4 What is the aim behind the creation of Fullcast's "new brand*"?

There are two aims behind the launch of the new brand. The first is staff registration. At the beginning of the fiscal year under review, recruitment of registrants was our biggest source of concern. At that time, we saw it as being most efficient and logical to move forward with recruitment of opening staff by launching our new brand in addition to utilizing a variety of media forms and expanding our recruitment campaign. The second aim was to respond to the nature of our client share. A number of the large corporations to which we dispatch human resources divide the dispatched human resources they take on between a variety of human resource outsourcing companies to spread the risk, among other reasons. By operating the new brand, we can expand our share in the entire market even if we already hold the top share of dispatched human resources at a given corporation.

At present, we plan to focus the new brand In the Tokyo metropolitan area, and are launching it with an eye to matching it with the characteristics of the region.

* New brand: community-based short-term resource services.

(Future Market Environment)

Q5 Please tell us about short-term and long-term trends in the human resource business.

The human resource business has taken on new types of demand and moved forward, and has responded continually to change. At present, it is necessary to reconsider the short-term and long-term intentions of our clients. In terms of client needs, demand continues to expand in a wide range of areas, including distribution, retail, dining, finance and communications. We need to clearly heed the requirements of these industries and boost the capabilities of staff through education and training. For example, for the dining industry we need to send in staff with appropriate training in dealing with patrons, and for sales promotion, staff need appropriate retail expertise.

At the same time, staff trends also change constantly. Desire among staff to work where they can utilize their skills, or can gain qualifications, is increasing. We wish to promote a style of human resource business that is flexible and able to support its staff.

Due to Japan's economic recovery, there has been a trend among corporations to increase the employment of permanent employees. This is not really a concern for us, however, because corporations are mainly expanding recruitment of human resources to take on their core duties, such as engineers to look after each company's individual technologies as well as future executives. For the type of human resources we specialize in, staff for incidental and derivational duties, there is a general trend among corporations to continue responding to those needs via outsourcing as before.

Q6 Recently there has been some negative press regarding human resource businesses (contracting and human resource dispatching services). As the industry's top company, how does Fullcast view the social justification for the human resource business?

Some outsourcing companies have been following a practice known as *giso ukeoi* in Japanese, whereby they send workers who are officially contract (*ukeoi*) staff but are made to work as dispatched (*haken*) staff. This practice is considered to possess a degree of illegality. We have an obligation to comply with the law at all times, and we take this obligation seriously. At the same time, we seek society's understanding of the fact that the human resource business is one that has contributed significantly to society and the issues raised by this illegality need to be addressed by society as a whole. There is an extremely vital issue involved in the social role we play in providing a working environment for staff to operate in. This issue does not simply involve working conditions and treatment, but also what career plan each individual staff member has for the future, and whether we can provide opportunities to work that assist in the realization of these plans. Although our business is based in a market where growth has been achieved mainly by responding appropriately to clients' needs in a changing economic structure, we take pride in the fact that at the same time we have responded appropriately to a great variety of employment needs from people who work, in a context where work ethics are continually changing. We hope to receive the understanding of people in society regarding this issue.

(Execution Status of Important Business Strategies)

Q7 It is said that the relative superiority (or inferiority) of staff recruitment strategies will influence human resource businesses in the future. Is the Fullcast Group's recruitment strategy in good shape?

By strengthening lifestyle support for our staff with improved benefits and career support, we wish to cultivate added value so that potential human resources known as "freeters" (casually employed part-time workers) or "NEETs" (young persons "not in education, employment or training") choose our Group. As an example, in Shibuya, Tokyo we have opened a "Growing School." At this school, we invite former "freeters" now working in society to give

lectures, and run courses enabling participants to gain computer qualifications. Thus, we provide a variety of programs enabling participants to make their way in society and find a role for themselves.

Many among our staff are people who do not finish high school and who learn the importance of education only after finding work in society, and so seek another opportunity to study. For these people, we provide the chance to learn while they work, and in an effort to encourage them, we have established a scholarship system.

We have also launched a recruitment site for mobile phones as means of strengthening recruitment. By enhancing the convenience of recruitment, we have steadily increased registrant numbers. Last year, we obtained naming rights to the home ground of the Tohoku Rakuten Golden Eagles, a Japanese professional baseball team, and by doing so we have greatly boosted brand awareness of the Group. TV commercials screened during the fiscal year under review also further increased brand awareness.

There seems to be a misconception among some that our business promotes the growth of a divided society. However, no company does more than we do to support "freeters" and "NEETs." We take pride in the fact that among Japanese companies, the Fullcast Group is doing the most to provide these people with work opportunities.

Q8 Active branch expansion in the Spot Business is ongoing. Please talk about policies and plans for future branch expansion.

At the end of the previous fiscal year, there were 312 Spot Business sales offices. By the end of the fiscal year under review, there had been a net increase of 76 offices in this business, to 388 sales offices, making an overall total of 511 offices across the Group. For the next fiscal year (ending September 2007), we are aiming for 648 offices for the entire Group, and in the future we anticipate that this figure will reach 800 to 900 offices. A few years ago, we thought the number of offices would plateau when we reached these figures, but recent trends give us confidence that we can expand even further.

Q9 Please talk about M&A outcomes for the fiscal year under review and future plans.

Our main M&A activities in the fiscal year under review were the acquisition of Asia Pacific System Research Co., Ltd., Nihon Sogo Security Guard Co., Ltd. (now Fullcast Advance Co., Ltd.) and Exe Outsourcing Corp. (now Fullcast Marketing Co., Ltd.). By expanding the services we offer as a comprehensive outsourcing service company, strengthening Group synergy and standardizing operations, we believe we can generate new synergies. We plan to proactively continue conducting M&A with partners with whom we can create Group synergies in the future.

Q10 Please tell us about issues concerning the Factory Business and the Technology Business in the fiscal year under review, as well as future trends.

As for the Factory Business, business was extremely good for Fullcast Factory Co., Ltd., in the fiscal year under review. We continue to receive interest across a wide range of fields, including electrical, electronic, food and machinery sectors. Recruitment associated with this interest has also progressed steadily. Of slight concern is Fullcast Central Co., Ltd., but by conducting operating activities with not only Toyota-affiliated body makers, but also parts makers, we believe we can enable levels of stability surpassing those seen in the past.

Regarding the Technology Business, Fullcast Technology Co., Ltd. is moving forward with the recruitment of foreign engineers. At present, we have 165 foreigners on our register, and in the future we plan to recruit 150 additional new engineers each year. We can now recruit engineers from countries such as China, Vietnam, the Philippines, the United States and Australia. Although language issues were a major problem, by forming an affiliation with a Japanese language school we have seen marked improvement in this regard. As with Fullcast Technology Co., Ltd., we have announced a four-year medium-term management plan for Asia Pacific System Research Co., Ltd., and are planning for a business that will enable the generation of ¥18,000 million in net sales and operating income of ¥1,450 million after four years.

(Medium-Term Management Plan)

Q11 What are your forecasts for the current fiscal year, ending September 2007?

For the fiscal year ending September 2007, we are targeting consolidated net sales of ¥116,000 million, operating income of ¥7,000 million, and net income of ¥3,700 million. There is a slight difference between these figures and those initially announced in the medium-term management plan. This is because when the medium-term management plan was proposed, 60 new offices were planned for the fiscal year ending September 2007; however, the plan has now been changed to incorporate more than double this amount: 137 new offices. As the market has unexpectedly expanded further than initial predictions of saturation when office numbers reached 600 nationwide, we have increased the number of our planned new offices as a way to expand our share. We believe that boosting the number of offices each year by between 130 and 150 will lead to profits in the medium term.

Q12 Please tell us about intermediate progress with the medium-term management plan announced in June 2004.

Regarding "Fullcast 125 (Speedy Growth Plan)," our medium-term management plan announced in June 2004, although some miscalculations were made in relation to the halfway mark (corresponding to the fiscal year under review), we have taken countermeasures in relation to all the Spot Business issues. In terms of operating activities, we have focused efforts on issues such as branch manager education, which had been a challenge in the past. We have also put in place an education and training structure to improve the skills of our operations staff. In addition, we have resolved issues related to the higher number of employees for operations, and believe we are succeeding in resolving remaining matters of concern.

With Fullcast Central Co., Ltd., we are moving forward with recruitment of human resources through the Internet. By expanding the target of operations, we can now take on and coordinate human resources who do not fit our traditional criteria, making reorganization sufficiently possible.

(Corporate Governance and Improvement of Shareholder Value)

Q13 There have been a lot of financial scandals involving listed companies recently. From early on, Fullcast has been proactive in strengthening corporate governance with measures such as the adoption of a system of appointing external directors. Please tell us about your policies for the future in this regard.

We have emphasized the role of directors appointed from the outside, while also setting in motion plans to strengthen auditory functions by bringing in all of our auditors from outside the Company. This is something expected of corporate governance, so it is important that actions like these are carried out properly in a matter-of-fact way. We seek to avoid holding meetings in an atmosphere that is too "cozy"; we wish to discuss issues properly so that meetings held do not become simply a façade. At the same time, we are focusing on plans to strengthen approaches to investor relations (IR) to improve shareholder value as well as approaches to corporate social responsibility (CSR) that all companies must address.

Q14 The question "who does a company belong to?" has probably never been in the public consciousness more than during the fiscal year under review. Please tell us what you think about this and what measures you are taking to boost shareholder value.

I want to create corporate value for all of our shareholders, clients, staff, employees, management and other stakeholders in the Group, and I would also like to send them a sincere message: It is my conviction that these efforts in a timely manner ultimately lead to improved shareholder value.

Q15 Lastly, please say a word or two for investors who are reading this.

I believe that improving shareholder value is not simply a matter of dividend payouts, share price or total market value; aiming for an approach of corporate management that can be supported by all stakeholders is what ultimately leads to improved shareholder value.

The Fullcast Group will continue to focus all of its efforts on living up to everyone's expectations, and looks forward to your ongoing support and cooperation.

Fullcast Group Strategy

Improvement of services and promotion of a "one-stop total solution" as a comprehensive human resource service corporation



Short-term human resource services sector
Technical human resource services sector
White-collar human resource services sector
Factory line human resource services sector
Events, promotions, distribution, storage
Planning/design, development/operations/test production
Retail/administration
Test production, evaluation, mass production and manufacturing
Spot Business
Technology Business
Office Business
Factory Business
Handling the needs of all businesses and business types, in terms of "quality" and "amount."

Group Portfolio

Business	Company Name	Solution*1	Period: Daily	Weekly	Monthly	1+Years	Outline
Spot Business	Fullcast Co., Ltd.	BO	O				As the Group's core business, focuses on distribution and warehouse operations.
	Apayours Co., Ltd.	BO	O	O			The so-called parlor (pachinko, or Japanese pinball) center business.
	Amusecast Co., Ltd.	BO	O				The so-called parlor (pachinko, or Japanese pinball) center business.
	Nisso Co., Ltd.	BO	O	O			Event-related services, including guidance.
	Casting Bank Co., Ltd.	BO	O				New brand: community-based short-term human resource services.
	Top Spot Co., Ltd.	BO	O	O			New brand: community-based short-term human resource services.
	Oneday Job Style Co., Ltd.	BO	O				New brand: community-based short-term human resource services.
	Neo Partners Co., Ltd.*2	BO	O	O			New brand: community-based short-term human resource services.
	Stylish Works Co., Ltd.	BO	O				New brand: community-based short-term human resource services.
Office Business	Fullcast HR Institute Co., Ltd.	BO					White-collar human resource services/job placement assistance/headhunting, consulting.
	Fullcast Marketing Co., Ltd.	BO	O	O	O		Operations and retail assistance.
	Best Staff Co., Ltd.*3	BO					White-collar human resource services.
Factory Business	Fullcast Factory Co., Ltd.	BO			O	O	Orders for part of or all line duties in the manufacturing sector.
	Fullcast Central Co., Ltd.	BO		O	O	O	Established in April 2002 after the merger of three companies; focuses on the auto industry.
Technology Business	Fullcast Technology Co., Ltd.	BO			O	O	Design and development/subcontracted system development/system consulting services.
	Asia Pacific System Research Co., Ltd.	ITO			O	O	Information processing services/development/operations/maintenance of IT systems.
	Solution Development Co., Ltd.	ITO			O	O	Information processing services/development/operations/maintenance of IT systems.
	Toa System Co., Ltd.	ITO			O	O	Development, sales, operations and maintenance of software package for IT systems.
Other Businesses	Fullcast Finance Co., Ltd.	Staff support					Employee welfare system for registered staff. Engaged in credit services.
	Fullcast Growing School Co., Ltd.*4	Education business					Established to support the professional maturity of young people, especially "freeters."
	Nihon Sogo Security Guard Co., Ltd.*5	Security business	O	O	O	O	Human resource services related to security, events and sales promotions.
	Niscom Co., Ltd.	Building maintenance duties	O	O	O	O	Maintenance services such as maintenance management, sanitation and cleaning for buildings.

*1 BO: Basic human resource outsourcing (contract, dispatch); ITO: IT outsourcing.
*2 Neo Partners Co., Ltd. ceased operations as of November 30, 2006, as part of the Company's "scrap and build" strategy.
*3 To provide clients with improved service, Best Staff Co., Ltd. was merged into Fullcast HR Institute Co., Ltd. as of January 1, 2007.
*4 To achieve more effective administration, Fullcast Growing School Co., Ltd. was merged into Fullcast as of January 1, 2007.
*5 As of October 1, 2006, Nihon Sogo Security Guard Co., Ltd. was renamed Fullcast Advance Co., Ltd.

Since starting operations in October 1992, the Fullcast Group has established a position for itself as a leading company in the field of short-term human resource services (the Spot Business). Presently, as a comprehensive human resource service corporation, it is expanding its business into a wider domain comprised of dispatching services of employees for short-term light duties, general white-collar duties, and employees specializing in manufacturing as well as IT specialists/engineers. This provides a human resource "one-stop total solution" for all businesses and business types in terms of "quality" and "amount."

Offering a one-stop total solution makes it possible for us to maximize marketing opportunities toward other corporations and gives us a competitive advantage in relation to others in our field. This is because, it enables the Group to create a broad range of employment opportunities for young workers who wish to find work that really suits them and allows them to develop their careers. Securing gifted young workers in a society where the population of young workers is decreasing, has became the greatest strength in the market.

By optimally matching the varying needs of corporations and working staff, the Fullcast Group plans to achieve a position for itself where it can fully enjoy the benefits of a human resource outsourcing market that is expected to only grow in the future.

Staff Recruitment Strategy


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Recruitment Strategies Employing IT and Mobile Technology

In a context where the working population, especially the younger segment, continues to decrease, the Fullcast Group is focusing on a recruitment strategy that utilizes mobile technology to improve staff recruitment and lowering recruitment costs, while enabling smoother means of communication with staff.

Introduction of a Group Recruitment Site Using Mobile Technology

In February 2006, the Group made all of its recruitment information held across the Group available through a one-stop, shared Group recruitment site called "Oshigoto (Work) Site Fullcast" by merging the recruitment sites of each company in the Group (such as Tankibaito.com). By strengthening the functionality of "Oshigoto (Work) Site Fullcast" for mobile technology from December 2006, and offering improved usability and convenience, we are working to strengthen the brand loyalty of staff to the Fullcast Group.

Increased Staff Recruitment and Registrant Numbers via Improved Communication

At present, mobile technology is the main means of communication used by the young in Japan. Not only does the Fullcast Group plan to promote the use of its recruitment site through mobile technology, it also aims to utilize mobile technology to the utmost as an interactive tool that realizes an environment for smoother communications, in ways such as providing work information and administrative information through mobile-based e-mail. In addition, using our network of 511 Group offices around Japan as a window, we plan to develop deeper trust through face-to-face communication, and increase recruitment and registered numbers of staff with high brand loyalty.

Large Reductions in Recruitment Costs

At present, in addition to the Internet and mobile technology, staff recruitment and registration are carried out through submissions to and advertising in recruitment ad magazines. As staff recruitment and registration by mobile technology progresses in the future, however, we believe that large-scale reductions in recruitment costs will become possible in the medium and long term.

Rates of mobile phone and PC use, by age segment



(%)
100
90
80
70
60
50
40
30
20
10
0
More than 90% of people aged 20-39 use mobile phones
Mobile phones
PCs
6–12
13–19
20–29
30–39
40–49
50–59
60–64
65–69
70–79
80 or older

Source: Ministry of Internal Affairs and Communications, "Communications Usage Trend Survey" (2005).



Work searching,
administrative information
Staff
Strengthened
communication
FULLCAST
GROUP
Work information,
administrative information


Responding to human resource outsourcing demand

SPOT BUSINESS

Short-term human resource services



SPOT
BUSINESS
55.4%

% of consolidated sales



Net sales (Millions of yen)
06
05
49,982
39,749
0
10,000
20,000
30,000
40,000
50,000

	Millions of yen		%
	2005	**2006**	Year-on-year change
Net sales	¥39,749	**¥49,982**	+25.7%
Operating income	3,510	**3,931**	+12.0

The Spot Business operates a short-term human resource service focusing on light work duties that offers human resources to meet the requirements of corporate clients, responding to needs during busy periods and rising/falling in workloads.

Review of the Fiscal Year Ended September 2006

For the fiscal year under review, net sales increased 25.7% compared to the previous year, to ¥49,982 million, and operating income rose 12.0%, to ¥3,931 million. There were 388 offices operating in this segment at the fiscal year-end, a net increase of 76 offices from a year earlier.

In an environment where the demand for human resource outsourcing services is expanding regardless of geographical region, type of industry or corporate size, the Fullcast Group, as in the previous year, has proactively opened new sales offices nationwide to enhance its ability to respond to the needs of clients and increase market share.

Sales rose due to stable outsourcing demand, and in terms of sales by industry we received a high number of distribution-related orders and sales promotion orders. However, because of delays in establishing operational structures due to the rapidly expanding number of new offices in Tokyo, sales targets were not achieved.

We boosted national brand awareness by acquiring naming rights for Miyagi Baseball Stadium, the home ground of the Japanese professional baseball team the Tohoku Rakuten Golden Eagles, in the city of Sendai in northern Japan. This contributed to higher profits derived from the greater earning power enjoyed at regional branches established in the previous fiscal year.

Future Business Development

For the fiscal year ending September 2007, we anticipate that human resource outsourcing demand will continue to progress steadily regardless of industry or type of operation. In addition, difficulties faced by corporations in recruiting part-time workers for their own companies should boost the number of new orders from corporations.

We will continue to expand the number of sales offices for the Spot Business while appropriately implementing a "scrap and build" strategy, according to which we consolidate or close underperforming sales offices, to improve profitability at each office. In regard to the establishment of an operational structure in Tokyo, which was an issue during the fiscal year under review, we plan to improve earning power at existing and new branches through effective operating activities by reorganizing the operational system.

In terms of recruitment, by utilizing IT and mobile technologies even more fully, we plan to reduce recruitment costs and increase numbers of newly registering staff.


BE ALERT!
Supplying human resources for all types of factory lines

FACTORY BUSINESS

Human resource services for factory line work



FACTORY
BUSINESS
17.9%

% of consolidated sales



Net sales (Millions of yen)
06
05
16,135
13,787
0
4,000
8,000
12,000
16,000
20,000

	Millions of yen		%
	2005	**2006**	Year-on-year change
Net sales	¥13,787	**¥16,135**	+17.0%
Operating income	555	**475**	–14.5

The Factory Business operates a factory line human resource service offering staff for production sites involving fisheries and food products, machinery, electrical equipment, precision equipment, chemicals and rubber, fibers and pulp, transportation equipment, steel and metals. Fullcast Central Co., Ltd., established jointly in April 2002 with Toyota-affiliated Central Motor Co. and Daisho Industry Co., Ltd., specializes in automobile-related fields.

Review of the Fiscal Year Ended September 2006

For the fiscal year under review, net sales rose 17.0% from the previous year, to ¥16,135 million, while operating income fell 14.5%, to ¥475 million. There were 52 offices operating in this segment at the fiscal year-end, a net increase of four offices from a year earlier.

In terms of sales, the number of workers secured for automobile-related factory line work was less than predicted, despite strong interest, so the number of orders from the automobile manufacturing industry stagnated.

Due to steadily rising orders from a wide range of other industries, however, including the machinery manufacturing sector and IT and home electronics manufacturing sector, overall sales increased.

In terms of profits, although we strove even more than in the past to cut costs, profits decreased as a result of pressure from higher recruiting expenses resulting from efforts to strengthen worker recruitment.

Future Business Development

Japan's manufacturing industry continues to see excellent production activity, and we anticipate ongoing steady demand for human resource outsourcing. With mass retirement of baby boomers expected in 2007, the utilization of human resource outsourcing services has become an acute issue.

The Factory Business will strive to boost profits by properly analyzing production trends by industry, region and client firm, promoting flexible deployment of staff where they are needed and where stable orders can be expected.

In terms of recruitment, by revitalizing workplace communication and arranging working environments that correspond to the needs of those who want to work, we plan to expand recruitment numbers and improve retention rates. We will also promote reemployment by strengthening our approach to people employed in the past.



Dispatching IT specialists/
engineers specializing in design and development

TECHNOLOGY BUSINESS

IT specialist/engineer staffing services


TECHNOLOGY
BUSINESS
16.8%

% of consolidated sales

Net sales (Millions of yen)


06
05
15,169
7,707
0
3,500
7,000
10,500
14,000
17,500

	Millions of yen		%
	2005	**2006**	Year-on-year change
Net sales	¥7,707	**¥15,169**	+96.8%
Operating income	629	**918**	+45.9

The Technology Business operates an IT specialist/engineer human resource service for design and development focusing on the manufacturing sector. In addition, this business provides an IT specialist/engineer human resource service for software development processes in a variety of industries, and undertakes subcontracted system development and system consulting services.

Review of the Fiscal Year Ended September 2006

For the fiscal year under review, net sales expanded 96.8% from the prior year, to ¥15,169 million, and operating income jumped 45.9%, to ¥918 million.

In terms of sales, increases in development investment stemming from future-based corporate business expansion and strengthening of market competitiveness led to an increase in the dispatching of IT specialists and engineers specializing in design and development. System development orders in the finance and communications sector also rose.

We achieved significantly higher profit by boosting our earning power, as average rates for IT specialist/engineer dispatch contracts increased, and project management for system development was strengthened.

Profits from Asia Pacific System Research Co., Ltd., which became a consolidated subsidiary from October 2005, also contributed to these results.

Future Business Development

Amid the ongoing advance of globalization and IT, we expect the market for IT specialist/engineer staffing services to expand further with more diversified, highly advanced and highly specialized customer needs. Investment in computerization by companies will continue at high levels into the future, and we believe that demand for system development will continue to increase.

The Technology Business supports its client corporations by means of both system development and IT specialist/engineer dispatching, and is constructing a position for itself through which it can achieve maximum benefit from a growing market.

In the future, by further strengthening risk and quality management structures in our subcontract development units for system development, we will minimize the occurrence of underperforming projects, which constrict profit margins.

There continues to be a chronic shortage of IT specialists/engineers for dispatching services due to increasing demand, and via the G.E.T. Program (global engineer education and training) in worldwide focused on China and the United States, among others, the Technology Business has led the industry in recruiting and training exceptional foreign IT specialists/engineers, producing significant results.

OFFICE BUSINESS

Office worker services



% of consolidated sales

Net sales (Millions of yen)



05
0
2,000
4,000
6,000
8,000
10,000

	Millions of yen		%
	2005	2006	Year-on-year change
Net sales	¥5,211	¥7,377	+41.6%
Operating income	452	363	-19.5

The Office Business operates a human resource service in the clerical field focusing on general office works and call center operations, in addition to a white-collar human resource service providing multiple services such as job placement assistance, headhunting and placement services for new graduates.

Review of the Fiscal Year Ended September 2006

For the fiscal year under review, net sales expanded 41.6% from the previous year, to ¥7,377 million, and operating income fell 19.5%, to ¥363 million. There were 38 offices operating in this segment at the fiscal year-end, a net increase of 19 offices from one year earlier.

Sales expanded due to steady demand for short-term human resource dispatching and a rise in orders from government and other public offices for job placement assistance services. Profits from Fullcast Marketing Co., Ltd., which became a wholly owned subsidiary in July 2006, also contributed to business results.

Improved operational efficiency at Fullcast HR Institute Co., Ltd. enabled us to restrain increases in general and administrative expenses, which led to greater profits in the human resource service business. Poor performance in the call center business put pressure on profits, however, ultimately leading to an overall decline in profit.

Future Business Development

Demand for human resource dispatching services has risen in Japan against a backdrop of healthy corporate business results. We plan to strengthen our competitiveness by responding appropriately and reliably to corporate outsourcing needs.

Specifically, in the operations and retail fields, given the trend toward shorter product lifetimes, we anticipate strong demand for operations assistance utilizing outsourcing. By focusing on communications carriers, the mobile phone sector and the credit card sector, we plan to expand operations by fusing the operational strength of Fullcast Marketing Co., Ltd., which possesses retail skills needed for all types of product lineups including electronic goods and digital goods, with the mobilizing power of the Fullcast Group.



OTHER BUSINESSES



OTHER
BUSINESSES
1.7%

% of consolidated sales



Net sales (Millions of yen)
06
1,500
05
758
0
350
700
1,050
1,400
1,750

	Millions of yen		%
	2005	**2006**	Year-on-year change
Net sales	¥758	**¥1,500**	+97.9%
Operating income (loss)	51	**(75)**	—

The Other Businesses engage in complementary value-added operations for the Spot, Factory, Technology and Office Businesses.

Review of the Fiscal Year Ended September 2006

For the fiscal year under review, net sales rose 97.9% from the previous year, to ¥1,500 million, but an operating loss of ¥75 million was recorded, compared with operating income of ¥51 million the prior year.

Sales were impacted by the divestiture of Fullcast Sports Co., Ltd. in April 2006 and its change from a consolidated subsidiary to an affiliate a consolidated subsidiary to an affiliate accounted for by the equity method. On the other hand, Nihon Sogo Security Guard Co., Ltd. became a wholly owned subsidiary in May 2006, and this had a positive effect on sales.

Profits decreased, reflecting delays in improving operating efficiency at Nihon Sogo Security Guard Co., Ltd., and operating expenses incurred in connection with Fullcast Growing School, which was established in April 2006 to provide lectures on business fundamentals to "freeters" (casually employed part-time workers) and "NEETs" (young persons "not in education, employment or training") were added to accounting calculations.

Future Business Development

The Fullcast Group positions its business in this segment to not only seek profitability, but also provide greater social value to the Group's existence, and find ways to enable the Fullcast brand to permeate the awareness of persons who desire to work as well as corporations.

The establishment of the Growing School in April 2006 is entirely in line with the corporate principles and mission set out during the foundation of Fullcast. The Fullcast Group can take pride in the fact that the school provides wonderful opportunities for the "freeter" and "NEET" segment in Japan's present-day society.

As of October 2006, Nihon Sogo Security Guard Co., Ltd. was renamed Fullcast Advance Co., Ltd. With this change, the Fullcast Group intends to boost awareness of and trust in the "Fullcast" brand, and further expand operations.



Corporate Governance

Premise

We believe that the basic premise and goal of corporate governance should be to make management transparent and efficient for shareholders and other stakeholders.

Specifically, we have adopted an executive officer system, and are clarifying business execution authority and responsibilities as a way to strengthen our structure to respond to changes that directly affect the management environment. Additionally, from the perspective of enhancing the auditing functions of operational execution in general, and to maintain transparency in management, we have appointed one external director. We have made the length of tenure for directors on year, to clarify management responsibilities and to construct a flexible and optimal management structure capable of responding to changes in the management environment. To make compensation for directors clearly reflect the business results for given periods, together with employing a performance-linked director compensation system, we grant stock options from the perspective of encouraging directors to strive for improved business results over the long term.

In addition to the Company being listed on the First Section of the Tokyo Stock Exchange, consolidated subsidiaries Fullcast Technology Co., Ltd. and Asia Pacific System Research Co., Ltd. have been listed on the JASDAQ market. The Group continues to respect the independence of subsidiaries, and once a month holds a Group representatives meeting, which comprises representatives of the Fullcast Group companies, to facilitate exchange of information within the Group and ensure consistency of strategies throughout the Group.

Overview of the Corporate Organization

Board of Directors Meeting (Meets Twice a Month)

The Board of Directors, which comprises seven directors, including one external director, supervises the execution of matters that concern the overall management of the Company and makes decisions on important management matters. The president of Fullcast serves as the chairman of the Board of Directors.

Executive Committee (Meets Four Times a Month)

The executives deliberate and make decisions regarding the execution of the Company's operations.

Group Representatives Meeting (Meets Once a Month)

The Group representatives meeting, which comprises representatives of the Fullcast Group companies, is held once a month to facilitate information exchange within the Group and ensure consistency of strategies throughout the Group.

Auditors Meeting (Meets Once a Month)

At the auditors meeting, opinions are exchanged about important matters related to auditing, and the matters are then either deliberated on or decided upon.

Internal Auditor

Separate from the auditing system, the Company has established an internal auditing office as a group that reports directly to the representative directors and audits the Fullcast Group according to internal auditing regulations, to maintain sound execution of operations.

Accounting Auditor

The Fullcast Group has concluded an audit contract with KPMG AZSA & Co. to serve as accounting auditor in conformity with the Commercial Law and the Securities and Exchange Law, and the Group strives to optimally maintain accounting procedures and internal control systems through periodical audits in addition to confirming accounting issues as needed.

Fullcast's management framework


Shareholders meeting
Auditors meeting;
comprising three external auditors
Linked
Board of Directors meeting;
comprising seven directors
(including one external director)
and three external auditors
KPMG AZSA & Co.;
accounting auditor
Group chairman
Linked
Linked
Internal audit office
President
Group representatives meeting
(comprising main Group
representatives, etc.)
Executive committee
(comprising eight executive officers)

(As of December 21, 2006)

Compensation for Directors and Corporate Auditors, and Accounting Audit Fees

Compensation for Directors and Corporate Auditors

The Company has a performance-linked director compensation system, and the amount of compensation is determined after review and resolution at the Board of Directors meeting, including external directors.

The detail of compensation for directors and corporate auditors for the fiscal year ended September 2006 was as follows:

Total amount of compensation for directors:
¥51.56 million (paid out to eight directors).
Total amount of compensation for corporate auditors:
¥10.8 million (paid out to three auditors).

Note: The total amount of compensation for directors concurrently in charge of duties required as employees amounted to ¥30.67 million (paid out to three directors).

Accounting Audit Fees

The Fullcast Group commissions KPMG AZSA & Co. to serve as accounting auditor in conformity with the Commercial Law and the Securities and Exchange Law. There is no conflict of interest among the Fullcast Group, KPMG AZSA & Co. and its managing partners engaged in the auditing of the Group. The Fullcast Group has concluded an auditing contract with the auditing firm, based on which we pay audit fees—endeavoring to maintain a proper relationship with the accounting audit firms.

The details of audit fees for the fiscal year ended September 2006 were as follows:

Audit certification fees:	¥53.5 million
The other fees:	¥1.5 million

Accountability

We believe that it is important to properly disclose the necessary corporate information to ensure highly transparent management, thus gaining understanding and credibility for our management.

To comply with Tokyo Stock Exchange requirements for disclosure of quarterly financial information, the Company announces its earnings results on a quarterly basis and organizes briefings for the media and financial analysts at the same time. The management executives of the Company attend the briefings each time in order to proactively communicate with participants. We have also established a system for disclosing information equally to investors both in Japan and abroad through the Company's official Web site. In addition, the Company organizes IR roadshows in the United States, Europe and Asia to facilitate direct communication with overseas investors. Through the abovementioned duties, the Company is striving to exercise the best accountability in the industry.

Internal Control System

At the Fullcast Group, we are strengthening management supervision structures as a Group by using an internal control system based upon compliance. Our main efforts in this regard are as follows.

- The Group has established a director responsible for compliance and a director responsible for risk, and in addition the Group has established compliance supervisors and risk supervisors at each Group company (one of each for each company). An internal audit office that reports directly to the representative directors has also been established to internally supervise execution of operations within Group companies.
- Representative directors, directors responsible for compliance and directors responsible for risk must periodically make reports to the Board of Directors meeting regarding approaches taken toward compliance and appropriate risk management, as well as implementation of work processes, and must also immediately report occurrences of serious impropriety.
- Similarly, when directors and employees of Group companies discover serious violations of law or other serious incidents concerning compliance, they must report to the director responsible for compliance, and the representative director and director responsible for compliance decide upon appropriate measures in regard to the incident reported, and report to the Board of Directors meeting and auditors meeting.
- Upon discovering incidents in which laws have been violated or incidents that pose the possibility of significant damage to the Company, directors and employees report quickly to auditors about the incidents, and when a report detailing information related to operations is requested by an auditor, directors and employees must quickly make the corresponding report.
- The Group periodically provides directors, administrative employees and general employees with necessary training related to corporate internal control. In addition, a charter of Fullcast Group employee conduct has been established across all Group companies to make the internal control system more transparent.

Directors, Corporate Auditors and Corporate Executive Officers



Yutaka Kubo　Shiro Kaizuka　Hiroyuki Urushizaki　Takehito Hirano　Takahiro Ishikawa　Yasushi Kamiguchi　Sumio Sano

Directors

Chairman, CEO and Representative Director	Takehito Hirano
President, COO and Representative Director	Hiroyuki Urushizaki
Managing Director	Takahiro Ishikawa
Managing Director	Shiro Kaizuka
Managing Director	Yutaka Kubo
Managing Director and CAO	Yasushi Kamiguchi
External Director	Sumio Sano

Corporate Auditors

Statutory Auditor (Full-Time)	Kouji Sasaki
Auditor (Part-Time)	Mitsuo Sakai
Auditor (Part-Time)	Teruho Tougou

Corporate Executive Officers

Executive Officer (Chief Administrative Officer)	Yasushi Kamiguchi
Executive Officer (General Manager of Sales and Marketing Headquarters)	Tsuyoshi Kanno
Executive Officer (Deputy General Manager of Sales and Marketing Headquarters)	Jun Teramoto
Executive Officer (Deputy General Manager of Sales and Marketing Headquarters and General Manager of Business Strategy)	Tohru Wada
Executive Officer (General Manager of Sales Promotion, Sales and Marketing Headquarters)	Kazuhiro Yamaguchi
Executive Officer (General Manager of Tokyo Metropolitan Area Sales, Sales and Marketing Headquarters)	Kaname Iwatani
Executive Officer (General Manager of Group Strategy)	Futoshi Kitagawa
Executive Officer (General Manager of Business Administration, and Finance and Investor Relations)	Shingo Tsukahara

(As of December 21, 2006)

Financial Section

Contents

24	Management's Discussion and Analysis
27	Risks Associated with Businesses
30	Historical Trends in Operating Results
32	Profitability Indicators
33	Safety/Stability Indicators
34	Consolidated Balance Sheets
37	Consolidated Statements of Income
38	Consolidated Statements of Shareholders' Equity
39	Consolidated Statements of Cash Flows
41	Notes to Consolidated Financial Statements
57	Independent Auditors' Report

Overview of the Fiscal Year Ended September 2006

During the fiscal year under review, a sense of employment surplus gave way to a growing sense of talent shortage as corporate earnings improved, and the employment market continued to witness strong corporate demand for human resource outsourcing services across various industries and types of business.

In this operating environment, the Fullcast Group sought to respond accurately to human resource needs in the corporate sector by stepping up staff recruitment. As a result, the amount of orders from existing clients increased and orders from new clients remained brisk. The Company also aggressively pursued M&A to expand its business scope as a provider of comprehensive human resource services, while seeking to strengthen its "one-stop total solution" service structure that meets a variety of clients' human resource service needs.

As a result, the Company succeeded in boosting net sales 34.1% in comparison with the previous year, to ¥90,163 million. However, operating income amounted to a modest ¥4,715 million, up 3.4% from the previous year. The result reflected a delay in upgrading of the business system at sales offices newly established in metropolitan areas in the Spot Business; lower-than-projected staff procurement in the Factory Business; poor performance of call center operator Fullcast Telemarketing Co., Ltd. (all the shares of which, held by the Company, were transferred to a joint venture partner in February 2006); and increased advertising expenses to raise the Company's corporate profile. Net income for the fiscal year under review increased 56.1%, to ¥2,942 million, due mainly to the absence during the year of the amortization of goodwill arising from consolidation that was booked in the previous fiscal year and gain on change of the Company's interest in consolidated subsidiaries' equity recorded as a result of listing shares of a subsidiary.

Principal companies that were added to or eliminated from the Company's roster of consolidated subsidiaries are as follows:

(Added)

- Asia Pacific System Research Co., Ltd.
  Line of business: System development and consulting
  Date of addition: October 1, 2005
- Nihon Sogo Security Guard Co., Ltd.
  Line of business: Security business
  Date of addition: May 1, 2006
  The company was renamed Fullcast Advance Co., Ltd. on October 1, 2006.
- Fullcast Marketing Co., Ltd.
  Line of business: Outsourcing services of sales and marketing staff
  Date of addition: July 1, 2006

(Eliminated)

- Fullcast Telemarketing Co., Ltd.
  Line of business: Call center business
  Date of elimination: February 28, 2006

Operating Results for the Year Ended September 2006

Net Sales

Consolidated net sales for the term increased ¥22,951 million, or 34.1%, from the previous year. By business segment, the Spot Business recorded an expansion of ¥10,233 million, or 25.7%, the Office Business ¥2,166 million, or 41.6%, and the Factory Business ¥2,348 million, or 17.0%, while the Technology Business and Other Businesses showed an increase of ¥7,462 million, or 96.8%, and ¥742 million, or 97.9%, respectively. For details, please refer to segment information on pages 12 to 19 and pages 54 to 55.

Included in the increase of ¥22,951 million were sales of ¥10,093 million posted by companies newly added as consolidated subsidiaries, primarily consisting of ¥1,107 million recorded by Fullcast HR Institute Co., Ltd. (formerly Human Resources Research Institute, Inc.) in the second half of the fiscal year and ¥1,348 million by Fullcast Marketing Co., Ltd. (both companies are classified into the Office Business); ¥6,482 million by Asia Pacific System Research Co., Ltd. in the Technology Business; and ¥1,037 million by Nihon Sogo Security Guard Co., Ltd. in Other Businesses.

Note 1: During the fiscal year under review, the classification of business segments was changed to the Spot, Office, Factory, Technology, and Other Businesses. Following the change, the business segments used in the previous year were reclassified to match the new segmentation.

Note 2: Sales figures for the business segments represent sales to external customers.

Gross Profit

Gross profit increased ¥5,623 million, or 28.7%, from the previous year, driven chiefly by an increase in sales for the Spot Business. The gross profit margin, however, fell 1.2 percentage points, from 29.2% to 28.0%. The decline was due primarily to a diversification of business lines resulting from the push toward M&A activity.

Selling, General and Administrative Expenses

Selling, general and administrative (SG&A) expenses increased ¥5,468 million, or 36.4%, from the preceding year, with the ratio of SG&A expenses to net sales rising 0.4 percentage point, to 22.8% from 22.4% a year ago. Major contributing factors included higher labor costs due to the increased number of employees associated with aggressive opening of new sales offices and the push toward M&A activity, and increases in expenses incurred in hiring of employees and advertising to raise the Company's corporate profile.

At the end of the fiscal year under review, the number of sales offices stood at 511 on a consolidated basis, up 114 from the previous fiscal year. These consisted of 388 offices for the Spot Business, 38 for the Office Business, 52 for the Factory Business, 22 for the Technology Business, and 11 for Other Businesses.

The number of employees at the fiscal year-end on a consolidated basis increased by 1,149 from a year ago to 3,304, which includes 1,241 technicians, up 238 from the previous term, in the Technology Business.

Operating Income

Operating income showed a slight increase of ¥155 million, or 3.4%, from the previous year. By business segment, operating income for the Spot and Technology Businesses rose ¥421 million, or 12.0%, and ¥289 million, or 45.9%, respectively, whereas the Office and Factory Businesses recorded a decline of ¥88 million, or 19.5%, and ¥80 million, or 14.5%, respectively. Other Businesses, which recorded operating income of ¥50 million in the previous term, posted an operating loss of ¥75 million. For details, please refer to the segment information on pages 12 to 19 and pages 54 to 55.

Note: Operating income by business segment includes internal operating income generated by inter-segment transactions.

Non-Operating Income and Expenses

The Company recorded non-operating expenses of ¥166 million (net base) compared with non-operating income of ¥51 million (net base) in the previous year. This was due primarily to expenses incurred for opening of sales offices and stock issuance during the term.

Extraordinary Income or Loss and Income before Income Taxes and Minority Interests

The Company posted extraordinary income of ¥151 million (net base) compared with an extraordinary loss of ¥599 million (net base) in the previous year. Primarily factors responsible were a ¥398 million gain on change of the Company's interest in consolidated subsidiaries associated with listing of subsidiary Fullcast Technology Co., Ltd. on the JASDAQ market on October 21, 2005, and absence of the amortization of goodwill arising from consolidation of ¥525 million, which was recorded in the previous term when Human Resources Research Institute, Inc. (merged with Fullcast Office Support Co., Ltd. and renamed Fullcast HR Institute Co., Ltd. in October 2005) was made a wholly owned subsidiary.

Consequently, income before income taxes and minority interests increased ¥689 million, or 17.2%, from a year earlier.

Income Taxes and Minority Interests

Income taxes after the adoption of tax effect accounting decreased ¥393 million, or 20.1%, from the previous year, with the effective tax rate also declining from 48.7% a year earlier to 33.2%. The drop in the tax rate was due primarily to recognizing the tax effect of loss carryforwards according to the performance improvement of Asia Pacific System Research Co., Ltd. and Fullcast HR Institute Co., Ltd.

Minority interests increased ¥24 million, or 13.8%, from the previous term.

Net Income

Net income was up ¥1,057 million, or 56.1%, from the previous year. Net income per share stood at ¥10,757.95, compared with ¥6,896.52 in the previous term. Diluted net income per share was ¥10,736.22. In the previous term, there were no potentially dilutive common shares.

Financial Requirements and Funding Sources

The Fullcast Group strives to secure a variety of financing methods while generating operating cash flows and maintaining a sound financial position. We believe that the Group's future financing needs necessary for continuous business expansion under the medium-term management plan will be fully met by cash reserves provided through operating activities and borrowing. To ensure efficient procurement of working capital, the Company and three of its consolidated subsidiaries have signed overdraft contracts with a credit limit up to ¥14,519 million with their 11 banks.

Financial Position in the Year Ended September 2006

Cash Flows

Cash and cash equivalents ("cash") at the fiscal year-end totaled ¥11,906 million, increasing ¥5,810 million from the previous term.

Cash provided by operating activities amounted to ¥2,567 million, compared with the previous year's ¥1,463 million. This was primarily a result of income before income taxes and minority interests of ¥4,701 million, an increase of ¥914 million in accounts payable, which were offset by an increase of ¥2,298 million in trade notes and accounts receivable, and income taxes paid of ¥2,311 million.

Net cash used in investing activities amounted to ¥3,548 million, compared with ¥1,238 million in the previous year. This was primarily due to expenditures consisting of ¥603 million incurred in the purchase of property and equipment associated with establishment of new business offices, ¥529 million in acquisition of intangible fixed assets, ¥1,597 million in payment for acquisition of shares of newly consolidated subsidiaries following the change in scope of consolidation, and ¥949 million in purchase of investment securities.

Net cash provided by financing activities amounted to ¥6,719 million, compared with net cash used of ¥218 million in the previous year. Primary components included a net increase of ¥1,612 million in

short-term borrowings, ¥6,800 million in proceeds from long-term debt, which was offset by expenditures consisting of ¥1,668 million in repayment of long-term debt, dividend payments of ¥682 million and ¥300 million in payment for repayments of long-term debt.

Liquidity

At the end of the fiscal year under review, total current assets increased by ¥9,944 million from the previous year, due mainly to an increase of ¥5,809 million in cash and cash equivalents reflecting increased borrowings, and an increase of ¥3,264 million in trade notes and accounts receivable reflecting higher sales.

Total current liabilities increased by ¥5,841 million from the previous year-end. This was primarily attributable to a growing need for working capital, which led to a rise of ¥1,890 million in short-term borrowings due to increases in working capital, a rise of ¥1,350 million in the current portion of long-term debt as a result of transfer of long-term loans, and a rise of ¥1,308 million in other accounts payable, consisting mainly of staff salaries payable.

Consequently, working capital (total current assets minus total current liabilities) amounted to ¥12,365 million, up ¥4,103 million from the previous fiscal year-end. The current ratio (total current assets divided by total current liabilities) declined to 183.2%, from 191.6% a year earlier.

Of the ¥14,519 million credit limit of the overdraft contracts, effective borrowings stated in the overdraft contracts at the end of the fiscal year-end stood at ¥4,523 million and outstanding non-effective borrowings amounted to ¥9,996 million.

Capital Expenditures

Capital expenditures during the fiscal year under review totaled ¥1,133 million, up ¥557 million from the previous year, which consisted of ¥529 million for addition and development of the mission-critical information system software and ¥603 million for purchase of furniture, fixtures and equipment associated with establishment of new sales offices.

For the fiscal year ending September 2007, capital expenditures of ¥1,010 million are projected for similar purposes.

Interest-Bearing Debt

Interest-bearing debt at the fiscal year-end amounted to ¥10,604 million, a rise of ¥7,584 million, and consisted of short-term borrowings of ¥4,648 million, up ¥1,890 million from a year ago, long-term debt of ¥5,954 million, up ¥5,695 million, and long- and short-term obligations under financial lease of ¥1 million, down ¥1 million. The increase in long-term debt was due primarily to debt assumed to finance the acquisition of subsidiaries' shares through a merger. Please refer to "Short-term Borrowings and Long-term Debt" on page 47 for the average interest rate as of the fiscal year-end and the amount of repayment schedule for borrowings within the next five years and thereafter.

Net Assets

The net assets section in the consolidated balance sheet for the fiscal year ended September 2006 was prepared in accordance with the revised accounting standards for the consolidated financial statements. Thus, the account items differ from those used in the past.

Net assets* at the fiscal year-end rose ¥4,399 million from the previous term. What is conventionally referred to as total shareholders' equity** also rose ¥2,083 million, to ¥14,460 million. The increases were mainly attributable to a rise of ¥2,316 million in minority interests following the merger and an increase of ¥2,188 million in retained earnings due to net income recorded.

As a result, the debt equity ratio (interest-bearing debt divided by total shareholders' equity) climbed to 73.3%, from 24.4% a year earlier, while the shareholders' equity ratio (total shareholders' equity divided by total assets) declined to 38.9%, from 54.9% the previous year.

* Total net assets = shareholders' equity + valuation and translation adjustments + subscription rights to shares + minority interests.

** Shareholders' equity = total net assets − valuation and translation adjustments − subscription rights to shares − minority interests.

Basic Policy on Profit-Sharing

The Company, the core of the Fullcast Group, aims to strengthen its financial standing and increase its internal reserves. We regard the return of profits to shareholders as one of the most important management issues from the perspective of encouraging medium- and long-term ownership of the Company's shares.

To bolster its management foundation, the Company plans to use internal reserves to improve its internal corporate system by means such as system development to raise operational efficiency, establishment of new sales and recruiting offices, recruitment of human resources, and employee training.

Concerning dividends, the Company's basic policy focuses primarily on maintaining stable dividends and determines the amount of dividends after considering net income per share and the growth rate of income for the following fiscal year based on business results and investment plans, targeting a dividend payout ratio of 30% on a consolidated basis.

For the fiscal year under review, cash dividends applicable to the year totaled ¥3,000 per share, comprising an interim dividend of ¥1,500 per share and a term-end dividend of ¥1,500 per share.

Risks Associated with Businesses

Major potential risk factors for the Fullcast Group in the course of its operating businesses are described below. However, in view of active information disclosure to investors, the description also includes matters that do not necessarily fall under the category of business risk but are regarded as important for investors in making investment decisions or understanding the Group's business activities.

The Fullcast Group makes the utmost effort to recognize potential business risks, prevent their occurrence and take adequate measures to address them should they emerge nonetheless. The following statement may contain risk factors forecasted for the future, although it is based on our judgment as of the date of publication of this report.

1. Securing Staff

The population of young people in Japan has been declining since 1985 due to a drop in the birthrate, leading to a decline in the number of children, and this trend is likely to continue, according to forecasts by research institutes. In the Spot Business, the Fullcast Group's core operation, the staff is primarily made up of the younger generation in their late teens and 20s. Therefore, a decline in the younger generation makes it difficult for the Group to secure the human resources it needs, which is likely to adversely influence the Group's earnings. To cope with this decline in the population of young people, the Group is recruiting staff through Web sites and mobile phone networks, in a bid to make its staff procurement process more efficient. In the event that the Group is unable to absorb increased expenses from rising salaries of in-house employees or placement of recruiting advertisements to promote staff procurement, through internal efforts such as improving operational efficiency and passing the higher cost on to service prices, it may impact the Group's earnings.

Furthermore, the competition for securing staff will likely heat up in the industry, where entry level obstacles are relatively small, and this may prevent the Group from procuring sufficient staff and ultimately achieving its business plan.

Given that the younger generation in their late teens and 20s—who make up a large proportion of our staff—are sensitive to corporate image, the Group regards it as vital to build a corporate brand that will gain the support of this generation in order to procure and retain excellent staff. To this end, the Group is implementing a strategy to enhance its public image and standing through sports events as a whole. For example, the Group acquired the naming rights for Miyagi Baseball Stadium operated by Miyagi Prefecture—which is the home of the Tohoku Rakuten Golden Eagles—and renamed it Fullcast Stadium Miyagi to increase public awareness. Nonetheless, it is still unclear if this strategy will continue to work, and we may not be able to procure as many staff as targeted.

2. Retaining Employees

The average length of continuous service of Fullcast's employees, excluding the dispatched staff, is two years and 11 months as of the end of September 2006. This rather short period is attributable to the fact that though the number of employees hired by the Company increased in the process of rapid expansion of its business, the number of those who resigned remains high. To cope with the changing external environment of the Group, created by deregulation and the resultant fierce competition, we need to hire more employees while boosting retention.

Convinced of the importance of concentrating its efforts on hiring employees for its regional sales offices to maintain a competitive edge, the Company has set up a great number of such branches in a short period of time. The crucial issue is how to maintain the quality of the branch managers and members alike. The Company seeks to proactively hire skilled people to deploy as managers and members at regional offices. However, if we cannot secure a sufficient number of personnel to meet our needs or if current employees leave the Company, the strategy to locally hire employees may be hindered and earnings could deteriorate.

Furthermore, under such a strategy, if sales and profit targets are not achieved as scheduled, the ratio of selling, general and administrative expenses to sales will go up, which could adversely affect the Group's earnings.

In addition, if recruitment of technicians does not go as planned in the technical staff dispatching service of the Technology Business, earnings of the Fullcast Group could be adversely affected.

3. Managing the Database on Client Firms and Staff

The Group always strives to provide staff most suited to the needs of client companies and deploy staff for clients promptly and efficiently. To facilitate this, the Group manages a database compiled with its business management information system "FASE" that contains information on the staff's work attitudes and experience by job classification as well as on client corporations. In addition, the Group uses FASE to bill clients for work services and closely monitor accounts receivable, which means the Group relies strongly on FASE for its operational efficiency. To be prepared for the eventuality of a malfunction in a server on which FASE runs, the Group is equipped with back-up servers having the same functions. However, if these servers were simultaneously down due to such trouble as an earthquake or other natural disaster and FASE stops working, Fullcast's operations would be seriously impeded and its earnings may suffer a serious blow.

We are continuing to invest in the improvement of information systems, such as upgrading FASE whenever necessary, in a bid to differentiate ourselves from our peers in terms of costs and services.

However, this investment may not always contribute to a growth in sales. So, if we cannot obtain sufficient return on investment, expenditures may not be fully recouped. To appropriately manage personal information and other data contained in FASE, we are striving to prevent unauthorized access, as well as loss, destruction, falsification or unauthorized disclosure of personal information, by establishing clear handling rules, strictly controlling access rights to the system and stepping up internal inspections. However, if any personal information should ever leak out for whatever reason, the Group would lose the public's confidence, which could be expected to depress sales and give rise to claims for damages. This may have a serious impact on the Group's earnings.

In the meantime, the Group has enhanced the system that manages all information assets, including personal information stored inside FASE as well as sales and marketing information necessary to stay in business, and was certified as compliant with BS7799-2:2002, an international standard for information security management systems, and ISMS Certification Standard Version 2.0, a Japanese domestic standard, as of June 27, 2005. Following the upgrading to new international standard ISO27001, the Group received certification for this standard (acquired on July 20, 2006). On this basis, the Group will strive to continuously enhance information security measures to strengthen corporate compliance and risk management.

4. Workplace Accidents and Transaction-Related Trouble

In the event that a staff dies, is injured or becomes ill at work or due to some causes attributable to the work, the Group, as an employer, has the duty to pay compensation according to the relevant laws and regulations including the Labor Standards Law and the Workers' Accident Compensation Insurance Law.

The Group is enhancing staff awareness on safety by promoting occupational health and safety training, as well as safety equipment and releasing bulletins for on-the-job vigilance to prevent injury and illness. To provide better worker protection, the Group has taken out an insurance program to pay agreed claims as a supplement to the workers' accident compensation insurance. However, should an accident not covered by any of this insurance occur, the Group could be forced to pay damages on the grounds of neglecting its duty to safety (Article 415 of the Civil Code) and be liable for any illegal activity (Article 709 of the Civil Code), which are stipulated in labor contracts.

In addition, the Group could be sued or pressured to make other payments, on allegations of staff negligence, of the violation of a contract with a client or of our staff's illegal activities.

Although we have a compliance system under which personnel in charge of legal affairs can handle various legal risks, the performance may suffer a serious impact through such an accident depending on its nature and the amount of money involved.

5. Legal Regulations

(1) Changes in Legal Regulations

The Company's businesses should be in conformity with such laws as the Labor Standards Law, the Labor Services Temporary Assignment Law, the Workers' Accident Compensation Insurance Law, the Health Insurance Law, the Welfare Pension Insurance Law and other relevant laws. If these laws are revised or their interpretation is modified following a change in the prevailing social situation in the labor market, the Fullcast Group may suffer a serious setback in its operations depending on the contents of such revision or any new interpretation.

(2) Sharing of Social Insurance Contributions

Regarding social insurance, workers whose contract period is up to two months and those whose total working hours do not exceed 75% of that of full-time workers are exempt from the requirements stipulated in the Health Insurance Law. The Welfare Pension Insurance Law has provisions almost identical to those of the Health Insurance Law in this regard. In the Spot Business, the Group hires staff on a short-term contract so that we generally do not bear any expenses for staff exempt from the social insurance requirements. Ultimately depending on the exact content, a future revision of the social insurance system could significantly affect the Group's performance, for instance if it entailed a rise in insurance premiums or an expansion of the insurance coverage.

(3) Employee Dispatching Service

By permission of Japan's Minister of Health, Labour and Welfare, the Group is engaged in an employee dispatching service as stipulated in the Worker Dispatch Law. However, in the event of any possible occurrence liable to cause disqualification as a firm providing employee dispatching services, or if we were found to be in breach of relevant laws, regulations or licensing requirements, we could conceivably be ordered to stop or suspend business. The Group is striving to prevent any possible occurrence of a violation of laws and regulations by enhancing corporate compliance and risk management. However, if our operating permission were revoked for whatever reason in the future, we would be unable to provide our employee dispatching service, which would seriously impact our earnings.

(4) Onsite Subcontracting Service

As an onsite subcontracting service provider based on sub-contracts, the Group completes its contracted work independently at the direct client company of such contract. In carrying out the work involved, we follow the norm (Notice No. 37 of 1986 by Japan's Ministry of Labour) that separates and distinguishes between the employee dispatching and the subcontracting business and other relevant laws

and regulations. Prior to executing work, we confirm the details of the subcontracted tasks—such as their content, scope and the stipulated completion date with the client company. However, in the event when any disparity should occur in the interpretation thereof with a client company as we perform these tasks, it may conceivably become difficult or impossible to collect our payment due, which could affect the Group's earnings.

6. Management of the Company

(1) Reliance on an Individual Person

Chairman and CEO Takehito Hirano, the founder of Fullcast, plays a key role on the frontline of all the Company's businesses, including decision-making on management policies and strategies as well as sales and financial activities. If Mr. Hirano were to no longer employed, the Company could be prone to suffer a setback in its business strategy and performance.

(2) Stock Options System

The Company is granting stock purchase warrants, with an exercise period from January 1, 2006 to December 30, 2008, for its directors, corporate auditors and employees to enhance their willingness and morale toward improving performance. The number of unexercised stock purchase warrants stood at 1,852 as of September 30, 2006.

At the ordinary general meeting of shareholders held on December 21, 2005, it was approved to issue new subscription rights for 4,000 common shares as a stock option plan. Subsequently, subscription rights for 1,996 shares with an exercise period from January 1, 2008 to December 30, 2010 were issued on April 25, 2006. The number of dilutive shares associated with subscription rights as at the end of September 30, 2006 was 3,848, accounting for about 1.4% of the Company's total issued shares of 275,964 (including treasury stock as at the end of September 2006). The issuance of new shares following the exercise of subscription rights may dilute the value of the Company's stock.

(3) Strategies on Corporate Acquisition/Alliance and a New Business

After careful preliminary studies, the Company made Asia Pacific System Research Co., Ltd. a consolidated subsidiary in October 2005 by acquiring its shares through underwriting of a new share allocation to a third party and direct negotiation with its major shareholders. The Company also made Nihon Sogo Security Guard Co., Ltd.* and Fullcast Marketing Co., Ltd. wholly owned subsidiaries in May 2006 and July 2006, respectively. If the Company should incur higher-than-expected expenses for restructuring and enhancing the business of each of the subsidiaries, or if the contribution to profits by the subsidiaries should not go as planned, the earnings of the entire Fullcast Group could be adversely affected.

The Fullcast Group intends to continue its push toward expansion of existing businesses, while broadening business fields and raising the corporate value of the entire Group by promoting new ventures and pursuing new business opportunities through corporate acquisition and alliances. In this regard, there are a number of potential risks: the strategy to expand business through corporate acquisition and other measures may not contribute to increases in profits as originally projected; the Group may be required to spend a substantial amount of funds on acquisition; and amortization of goodwill arising from consolidation may erode the Group's profits.

* Nihon Sogo Security Guard Co., Ltd. was renamed Fullcast Advance Co., Ltd. on October 1, 2006.

7. Seasonal Factors Affecting the Group's Earnings

In the Group's core Spot Business, order volume tends to increase in the second and the fourth quarters of a year due to the nature of the business. The Group has been continuously opening new branches for the Spot Business as the market expands, but given that it incurs the cost of opening new branches and some time is required before a new branch starts contributing to profits, the Group's sales and profits in the quarter tend to fluctuate depending on the number of new branches opened.

The Group has been increasing the number of high-quality solution contracts, which involve efforts to promote operational efficiency at client companies through qualitative improvement of our proprietary operations, in order to reduce the seasonal fluctuations of the business.

In the Technology Business, accounts are settled on an inspection basis* for orders received. Thus, both sales and profits show a tendency to increase in the second and fourth quarters, which are key quarters of the fiscal year.

Additionally, in the technician dispatching service business of the Technology Business, the number of technical staff at work affects the Group's earnings. With an overwhelming number of technicians just out of university joining the Company in April, earnings tend to increase in the second half of the fiscal year as the number of staff at work increases.

Moreover, client requests for rate revision as well as the actual implementation of the revised rates for these staff tend to occur in April or thereafter as most clients close their accounts of settlement in March every year. Therefore, sales and profits in the Technology Business tend to increase in the second half of the fiscal year.

* Inspection basis is the basis under which sales are recorded on the date when products (and services) are inspected by the other party (customers).

Historical Trends in Operating Results

Net Sales by Business Division

	Millions of yen				
	2002	2003	2004	2005	**2006**
☐ Spot Business	16,205	21,255	29,214	39,749	**49,982**
☐ Office Business	456	951	1,601	5,211	**7,377**
■ Factory Business	5,824	10,714	12,235	13,787	**16,135**
■ Technology Business	3,361	4,313	6,212	7,707	**15,169**
■ Other Businesses	473	713	427	758	**1,500**
Total	26,320	37,945	49,688	67,212	**90,163**

*In the fiscal term ended September 2006, following the restructuring of the Group's businesses, segment classification was changed, classifying business lines into five segments. Under the new classification, the white-collar outsourcing service business and the call center business, which were previously included in the Spot Business and the Other Businesses, respectively, are now presented as the Office Business.
*Financial results by segment for the prior fiscal year have been adjusted to conform to the classification introduced in the fiscal period ended September 2006.



Spot Business
Office Business
Technology Business
Factory Business
Other Businesses
90,163
49,982
7,377
16,135
15,169
1,500
0
02 03 04 05 06

Operating Income/Operating Income on Sales

Non-consolidated	Millions of yen/%				
	2002	2003	2004	2005	**2006**
☐ Operating income	1,040	1,608	2,196	2,661	**2,827**
● Operating income on sales	7.0	7.2	7.7	7.5	**6.3**
Consolidated					
☐ Operating income	1,511	2,455	3,256	4,560	**4,715**
● Operating income on sales	5.7	6.5	6.5	6.8	**5.2**

Operating income on sales = Operating income / net sales



Non-consolidated
Operating income on sales
2,827
6.3
0
02 03 04 05 06
Consolidated
Operating income on sales
4,715
5.2
0
02 03 04 05 06

Net Income

	Millions of yen				
	2002	2003	2004	2005	**2006**
☐ Non-consolidated	246	915	1,310	1,496	**1,610**
☐ Consolidated	346	1,197	1,512	1,885	**2,942**



Non-consolidated
1,610
0
02 03 04 05 06
Consolidated
2,942
0
02 03 04 05 06

Free Cash Flow

Consolidated	Millions of yen				
	2002	2003	2004	2005	**2006**
Free Cash Flow	△345	3,150	△79	226	**△981**

Free cash flow = Cash flow from operating activities + cash flow from investing activities



0
981
02 03 04 05 06

EBITDA

	Millions of yen				
	2002	2003	2004	2005	**2006**
☐ Non-consolidated	1,104	2,118	2,551	3,058	**3,415**
☐ Consolidated	1,396	2,843	3,297	4,439	**5,476**

EBITDA = Income before income taxes and minority interest + interest expense + depreciation and amortization of fixed assets



Non-consolidated
3,415
0
02 03 04 05 06
Consolidated
5,476
0
02 03 04 05 06

Total Assets

	Millions of yen				
	2002	2003	2004	2005	**2006**
☐ Non-consolidated	11,744	12,369	15,024	16,794	**26,423**
☐ Consolidated	13,928	15,494	19,462	22,556	**37,180**



Non-consolidated
26,423
0
02 03 04 05 06
Consolidated
37,180
0
02 03 04 05 06

Dividend ratio

	%				
	2002	2003	2004	2005	**2006**
☐ Non-consolidated	44.2	23.9	41.2	36.5	**51.0**
☐ Consolidated	31.6	18.3	35.7	29.0	**27.9**



Non-consolidated
51.0
0
02 03 04 05 06
Consolidated
27.9
0
02 03 04 05 06

Number of Registered Staff/Employees

	Number of staffs / employees				
	2002	2003	2004	2005	**2006**
☐ Registered staff (non-consolidated)	628,987	779,961	964,799	1,179,954	**1,541,232**
☐ Employees (consolidated)	994	1,118	1,671	2,155	**3,304**
■ Technicians in Technology Business	426	548	802	1,003	**1,241**



Registered staff (non-consolidated)
1,541,232
0
02 03 04 05 06
Employees (consolidated)
Technicians in Technology Business
3,304
1,241
0
02 03 04 05 06

Profitability Indicators

SG&A Expenses to Net Sales Ratio

	%				
	2002	2003	2004	2005	**2006**
☐ Non-consolidated	26.4	25.4	23.9	24.8	**24.5**
◼ Consolidated	24.8	22.5	21.9	22.4	**22.8**

SG&A expenses to net sales ratio = SG&A expenses / net sales


Non-consolidated
24.5
0
02 03 04 05 06
Consolidated
22.8
0
02 03 04 05 06

Return on Equity (ROE)

	%				
	2002	2003	2004	2005	**2006**
☐ Non-consolidated	3.4	11.9	14.2	14.2	**14.0**
◼ Consolidated	4.6	14.8	15.4	16.1	**21.9**

ROE = Net income / Shareholders' equity (Shareholders' equity = total net assets – valuation and translation adjustments – subscription rights to shares – minority interests.)


Non-consolidated
14.0
0
02 03 04 05 06
Consolidated
21.9
0
02 03 04 05 06

Return on Assets (ROA)

	%				
	2002	2003	2004	2005	**2006**
☐ Non-consolidated	2.1	7.6	9.6	9.4	**7.5**
◼ Consolidated	2.5	8.1	8.7	9.0	**9.9**

ROA = Net income / total assets


Non-consolidated
7.5
0
02 03 04 05 06
Consolidated
9.9
0
02 03 04 05 06

EBITDA Margin

	%				
	2002	2003	2004	2005	**2006**
☐ Non-consolidated	7.5	9.5	8.9	8.6	**7.6**
☐ Consolidated	5.3	7.5	6.6	6.6	**6.1**

EBITDA margin = EBITDA / net sales


Non-consolidated
7.6
0
02 03 04 05 06
Consolidated
6.1
0
02 03 04 05 06

Safety/Stability Indicators

Current Ratio

	%				
	2002	2003	2004	2005	**2006**
☐ Non-consolidated	196.9	222.1	206.6	201.1	**131.3**
☐ Consolidated	190.0	186.4	187.1	191.6	**183.2**

Current ratio = Current assets / current liabilities



Non-consolidated
131.3
0
02 03 04 05 06
Consolidated
183.2
0
02 03 04 05 06

Equity Ratio

	%				
	2002	2003	2004	2005	**2006**
☐ Non-consolidated	60.2	67.3	67.0	66.0	**45.2**
☐ Consolidated	53.4	56.3	56.4	54.9	**38.9**

Equity ratio = Net assets / total assets



Non-consolidated
45.2
0
02 03 04 05 06
Consolidated
38.9
0
02 03 04 05 06

Interest Coverage

	Multiplication				
	2002	2003	2004	2005	**2006**
☐ Non-consolidated	14.2	34.5	77.6	97.2	**43.8**
☐ Consolidated	19.0	47.1	101.1	152.4	**73.6**

Interest coverage = (Operating income + interest income + dividends received) / interest expenses



Non-consolidated
43.8
0
02 03 04 05 06
Consolidated
73.6
0
00 03 04 05 06

Debt Equity Ratio

	%				
	2002	2003	2004	2005	**2006**
☐ Non-consolidated	43.5	16.5	22.2	25.7	**87.5**
☐ Consolidated	45.1	18.2	24.2	24.4	**73.3**

Debt equity ratio = Interest-bearing debts (short-term borrowings + long-term debt + lease obligations) / net assets



Non-consolidated
87.5
0
02 03 04 05 06
Consolidated
73.3
0
02 03 04 05 06

Fullcast Co., Ltd.
Consolidated Balance Sheets

As of September 30, 2005 and 2006

	Millions of yen		Thousands of U.S. dollars (Note 1)
ASSETS	2005	**2006**	**2006**
Current Assets:			
Cash and cash equivalents (Note 1)	¥ 6,097	**¥ 11,906**	**$ 100,994**
Trade notes and accounts receivable	8,847	**12,111**	**102,728**
Less – Allowance for doubtful accounts (Note 1)	(102)	**(114)**	**(967)**
Inventories (Note 1)	85	**531**	**4,502**
Deferred tax assets (Notes 1 and 8)	443	**732**	**6,205**
Other current assets	1,909	**2,057**	**17,460**
Total current assets	17,279	**27,223**	**230,922**
Property and Equipment, at Cost (Notes 1 and 4):			
Land	607	**737**	**6,248**
Buildings and structures	599	**733**	**6,220**
Furniture, fixtures and equipment	1,003	**1,791**	**15,193**
Less – Accumulated depreciation	(720)	**(1,267)**	**(10,748)**
Total property and equipment	1,489	**1,994**	**16,913**
Investments and Other Non-current Assets:			
Investment securities (Notes 1, 2 and 3)	1,118	**1,691**	**14,340**
Intangible fixed assets (Note 1)	880	**1,188**	**10,081**
Goodwill (Note 1)	–	**2,521**	**21,384**
Deferred tax assets (Notes 1 and 8)	142	**224**	**1,903**
Other	1,648	**2,339**	**19,837**
Total investments and other assets	3,788	**7,963**	**67,545**
	¥ 22,556	**¥ 37,180**	**$ 315,380**

The accompanying notes to the consolidated financial statements are an integral part of these balance sheets.

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of yen 2005	Millions of yen 2006	Thousands of U.S. dollars (Note 1) 2006
Current Liabilities:			
Short-term borrowings (Notes 4 and 5)	¥ 2,758	¥ **4,648**	$ **39,429**
Current portion of long-term debt (Notes 4 and 5)	87	**1,437**	**12,185**
Accounts payable			
Trade	97	**489**	**4,149**
Other	1,854	**3,163**	**26,827**
Income taxes payable (Notes 1 and 8)	1,449	**1,091**	**9,256**
Accrued bonuses (Note 1)	664	**1,064**	**9,021**
Other current liabilities	2,108	**2,967**	**25,169**
Total current liabilities	9,017	**14,859**	**126,036**
Long-term Liabilities:			
Long-term debt (Notes 4 and 5)	172	**4,517**	**38,318**
Accrued severance and retirement cost (Notes 1 and 7)	342	**462**	**3,918**
Deferred tax liabilities (Notes 1 and 8)	109	**45**	**383**
Other long-term liabilities	38	**20**	**168**
Total long-term liabilities	661	**5,044**	**42,787**
Minority Interests (Note 1):	501	–	–
Commitments and Contingent Liabilities (Note 6):			
Shareholders' Equity (Notes 1 and 9):			
Common stock;			
Authorized – 1,100,000 shares in 2005			
Issued – 275,964 shares in 2005	3,464	–	–
Capital surplus;			
Additional paid-in capital	3,018	–	–
Retained earnings	5,804	–	–
Net unrealized holding gains on securities	281	–	–
Less – Treasury stock, at cost; 2,652 shares in 2005	(190)	–	–
Total shareholders' equity	12,377	–	–
	¥ 22,556	¥ –	$ –

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2005	**2006**	**2006**
Net Assets (Notes 1 and 9):			
Shareholders' equity			
Common stock;			
Authorized – 1,100,000 shares in 2006			
Issued – 275,964 shares in 2006	–	**3,464**	**29,384**
Capital surplus;			
Additional paid-in capital	–	**3,100**	**26,296**
Retained earnings	–	**7,992**	**67,793**
Less – Treasury stock, at cost; 2,275 shares in 2006	–	**(163)**	**(1,384)**
Total shareholders' equity	–	**14,393**	**122,089**
Valuation and translation adjustments			
Net unrealized holding gains on securities	–	**67**	**571**
Total valuation and translation adjustments	–	**67**	**571**
Minority interests	–	**2,817**	**23,897**
Total net assets	–	**17,277**	**146,557**
	¥ –	**¥ 37,180**	**$ 315,380**

The accompanying notes to the consolidated financial statements are an integral part of these balance sheets.

Fullcast Co., Ltd.
Consolidated Statements of Income

Years ended September 30, 2005 and 2006

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2005	2006	2006
Net Sales (Note 13):	¥ 67,212	¥ **90,163**	$ **764,808**
Cost of Sales (Note 13):	47,619	**64,947**	**550,914**
Gross profit	19,593	**25,216**	**213,894**
Selling, General and Administrative Expenses (Note 13):	15,033	**20,501**	**173,896**
Operating income (Note 13)	4,560	**4,715**	**39,998**
Other Income (Expenses):			
Interest income	0	**3**	**23**
Interest expense	(30)	**(64)**	**(545)**
Rental income	15	**19**	**162**
Gain (Loss) on change of the Company's interest in consolidated subsidiaries	–	**372**	**3,158**
Director's retirement cost	–	**(165)**	**(1,400)**
Amortization of goodwill arising from consolidation	(525)	**–**	**–**
Other, net	(8)	**(179)**	**(1,520)**
	(548)	**(14)**	**(122)**
Income before income taxes and minority interests	4,012	**4,701**	**39,876**
Provision for Income Taxes (Notes 1 and 8):			
Current	2,110	**1,907**	**16,174**
Deferred	(156)	**(346)**	**(2,932)**
Income taxes	1,954	**1,561**	**13,242**
Net income before minority interests	2,058	**3,140**	**26,634**
Minority Interests:	(173)	**(198)**	**(1,676)**
Net income	¥ 1,885	¥ **2,942**	$ **24,958**

	Yen		U.S. dollars (Note 1)
Per Share of Common Stock (Notes 1 and 11):			
Net income	¥ 6,896.52	¥ **10,757.95**	$ **91.25**
Diluted net income	–	**10,736.22**	**91.07**
Cash dividends applicable to the period	2,000.00	**3,000.00**	**25.45**

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Fullcast Co., Ltd.
Consolidated Statements of Shareholders' Equity

Years ended September 30, 2005 and 2006

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2005	**2006**	**2006**
Common Stock:			
Beginning balance	¥ 3,464	¥ **3,464**	$ **29,384**
Exercise of stock purchase warrants	—	—	-
Ending balance	¥ 3,464	¥ **3,464**	$ **29,384**
Capital Surplus:			
Additional paid-in capital (Note 1)			
Beginning balance	3,018	**3,018**	**25,603**
Gain on sales of treasury stock	—	**82**	**693**
Ending balance	¥ 3,018	¥ **3,100**	$ **26,296**
Retained Earnings:			
Beginning balance	4,466	**5,804**	**49,234**
Net income	1,885	**2,942**	**24,958**
Cash dividends paid	(547)	**(684)**	**(5,799)**
Decrease due to merger of subsidiaries	—	**(28)**	**(242)**
Decrease due to exclusion of an equity-method affiliate from scope of consolidation	—	**(42)**	**(358)**
Ending balance	¥ 5,804	¥ **7,992**	$ **67,793**
Treasury Stock:			
Beginning balance	(190)	**(190)**	**(1,613)**
Gain on sales of treasury stock	—	**27**	**229**
Ending balance	¥ (190)	¥ **(163)**	$ **(1,384)**
Net Unrealized Holding Gains on Securities (Note 1):			
Beginning balance	220	**281**	**2,382**
Change: Unrealized holding gains occurring during the period	61	**(214)**	**(1,811)**
Ending balance	¥ 281	¥ **67**	$ **571**
Minority Interests (Note 1):			
Beginning balance	—	**501**	**4,250**
Net increase during the period	—	**2,316**	**19,647**
Ending balance	¥ —	¥ **2,817**	$ **23,897**

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Fullcast Co., Ltd.
Consolidated Statements of Cash Flows

Years ended September 30, 2005 and 2006

	Millions of yen		Thousand of U.S. dollars (Note 1)
	2005	2006	2006
Cash Flows from Operating Activities:			
Income before income taxes and minority interests	¥4,012	¥4,701	$39,876
Adjustments to reconcile income before income taxes and minority interests to net cash provided by operating activities:			
Depreciation	396	710	6,025
Allowance for doubtful accounts	44	43	363
Accrued bonuses	124	120	1,014
Accrued severance and retirement cost	62	58	489
Interest and dividend income	(8)	(12)	(101)
Interest expense	30	64	545
Loss on sales and disposal of property and equipment, net	52	40	337
Gain (Loss) on change in shareholding ratio	—	(372)	(3,158)
Equity in profits of affiliates	(9)	(36)	(303)
Amortization of goodwill	—	128	1,084
Amortization of consolidated goodwill	551	—	—
Other, net	(53)	23	191
Changes in current assets and liabilities:			
Trade notes and accounts receivable	(1,549)	(2,298)	(19,490)
Accounts payable	(290)	914	7,757
Other, net	(469)	848	7,198
Subtotal	2,893	4,931	41,827
Interest and dividends received	8	11	98
Interest paid	(30)	(64)	(545)
Income taxes paid	(1,407)	(2,311)	(19,603)
Net cash provided by operating activities	1,464	2,567	21,777
Cash Flows from Investing Activities:			
Increase in time deposits	(11)	(8)	(64)
Proceeds from withdrawal of time deposits	14	77	655
Expenditures for property and equipment	(384)	(603)	(5,119)
Proceeds from sales of property and equipment	2	13	112
Purchase of intangible assets	(192)	(529)	(4,491)
Proceeds from transfer of operations	26	—	—
Purchase of investment securities	(122)	(949)	(8,046)
Proceeds from sales of investment securities	43	38	323
Proceeds from collection on equity in investment securities	—	29	244
Purchase of subsidiary's securities	—	(15)	(127)
Advance for loans receivable	(207)	(86)	(732)
Collection of loans receivable	5	88	749
Expenditures from sales of shares of consolidated subsidiaries resulting from change in the scope of consolidation (Note 10)	—	(37)	(312)

Payment for acquisition of shares of newly consolidated subsidiaries (Note 10)	(412)	**(1,597)**	**(13,544)**
Other, net	—	**31**	**256**
Net cash used in investing activities	(1,238)	**(3,548)**	**(30,096)**
Cash Flows from Financing Activities:			
Net increase (decrease) in short-term borrowings	485	**1,612**	**13,671**
Proceeds from long-term debt	—	**6,800**	**57,681**
Repayment of long-term debt	(138)	**(1,668)**	**(14,147)**
Repayments of bonds	—	**(300)**	**(2,545)-**
Proceeds from disposal of treasury stocks (exercise of stock option rights)	—	**109**	**922**
Contribution from minority shareholders of a consolidated subsidiary	—	**909**	**7,712**
Payment of dividends	(545)	**(682)**	**(5,789)**
Payments of dividends to minority shareholders from a consolidated subsidiary	(8)	**(41)**	**(347)**
Other, net	(12)	**(20)**	**(165)**
Net cash (used in) provided by financing activities	(218)	**6,719**	**56,993**
Net increase in Cash and Cash Equivalents	8	**5,738**	**48,674**
Cash and Cash Equivalents at Beginning of Period	6,089	**6,097**	**51,714**
Increase in Cash and Cash Equivalents Due to Newly Consolidated Subsidiaries	—	**71**	**608**
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(0)	**(0)**	**(2)**
Cash and Cash Equivalents at End of Period	¥6,097	**¥11,906**	**$100,994**

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Fullcast Co., Ltd.

Notes to Consolidated Financial Statements

1. Significant Accounting and Reporting Policies

The following is a summary of the significant accounting and reporting policies adopted by Fullcast Co., Ltd. (the "Company") and its subsidiaries (collectively, the "Companies") in the preparation of the accompanying consolidated financial statements.

(a) Basis of Presenting the Consolidated Financial Statements

The accompanying consolidated financial statements have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan ("Japanese GAAP"), which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

The accompanying consolidated financial statements have been restructured and translated into English (with some expanded descriptions and the inclusion of consolidated statements of shareholders' equity) from the consolidated financial statements of the Company prepared in accordance with Japanese GAAP and filed with the appropriate Local Finance Bureau of the Ministry of Finance as required by the Securities and Exchange Law. Some supplementary information included in the statutory Japanese language consolidated financial statements, but not required for fair presentation, is not presented in the accompanying consolidated financial statements.

In preparing the accompanying consolidated financial statements, certain reclassifications have been made to the consolidated financial statements issued domestically in Japan in order to present these statements in a more familiar form for readers outside Japan. In addition, the accompanying notes include information that is not required under Japanese GAAP but is presented herein as supplemental information.

The translations of the Japanese yen amounts into U.S. dollars are included solely for the convenience of readers outside Japan, using the prevailing exchange rate at September 30, 2006, which was ¥117.89 to U.S. $1. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

(b) Principles of Consolidation and Accounting for Investments in Affiliated Companies

The consolidated financial statements include the accounts of the Company and 21 subsidiaries for the year ended September 30, 2006, as well as 11 subsidiaries for the year ended September 30, 2005.

All significant intra-company transactions and accounts have been eliminated.

All Companies over which the Company has control through majority voting rights or certain other conditions evidencing control by the Company are regarded as subsidiaries and consolidated.

Investments in unconsolidated subsidiaries and affiliates (generally 20% - 50% ownership), over which the Company has the ability to exercise significant influence as to operating and financial policies, are accounted for by the equity method.

The equity method is not applied to insignificant affiliates (Fullcast Drive Co., Ltd. and ICS Research Institute Co., Ltd) for the year ended September 30, 2006 since they do not have a material effect on consolidated net income and retained earnings in the consolidated financial statement. The investments in the unconsolidated subsidiaries and affiliates are stated at cost or less.

In the elimination of investments in subsidiaries, the assets and liabilities of the subsidiaries, including the portion attributable to minority shareholders, are recorded based on their fair value at the time the Company acquired control of the respective subsidiary.

The excess of the cost over underlying net equity of investments in affiliates accounted for on an equity basis is deferred and amortized over the period in which future benefit of investments is estimated to continue. However, it is expensed as incurred in case of minor effect on the consolidated financial statement.

Fullcast HR Institute Co., Ltd. was formed by merging Fullcast Office Support Co., Ltd. with Human Resources Research Institute, Inc. in fiscal year 2006, both of which were consolidated subsidiaries.

Fullcast Finance Co., Ltd., which had been a non-consolidated subsidiary, merged with Fullcast Partners Co., Ltd. in fiscal year 2006.

F.C.I Co., Ltd., Casting Bank Co., Ltd., Top Spot Co., Oneday Job Style Co., Ltd. and Neo Partners Co., Ltd. and Fullcast Stylish Work Co., Ltd. were established in fiscal year 2006, and newly included in the scope of consolidation from fiscal year 2006. The trade name of F.C.I Co., Ltd. was changed to Best Staff Co., Ltd. in fiscal year 2006.

Asia Pacific System Research Co., Ltd., Nihon Sogo Security Guard Co., Ltd., Nisso Co., Ltd., Niscom Inc., Solution Development Co., Ltd., Fullcast Marketing. Co., Ltd. and Toa System Co., Ltd. became subsidiaries, wholly owned by the Company in fiscal year 2006. Therefore, these accounts of subsidiaries have been included in the scope of consolidation from fiscal year 2006.

The Company divested its entire shareholdings in the consolidated subsidiaries named Fullcast Telemarketing Co., Ltd. and Fullcast Sports Co., Ltd. to a third party in fiscal year 2006. Therefore, the Company excluded them from the consolidated subsidiaries of the Company from fiscal year 2006. Fullcast Sports Co., Ltd. is accounted for by the equity method from fiscal year 2006.

Net+it Works, Inc. is accounted for by the equity method from fiscal year 2006, as it became an affiliate of the Company through stock acquisition.

Neo Career is not accounted for by the equity method from fiscal year 2006, as our ownership ratio declined following the allocation of new shares to a third party.

(c) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, readily available deposits and short-term investments, which are easily convertible into cash and present insignificant risk of changes in value, with original maturities of three months or less.

(d) Investment Securities

Investment securities are classified and accounted for, depending on management's intent, as follows:

a) securities held for trading purposes (hereafter, "trading securities"), b) debt securities intended to be held to maturity (hereafter, "held-to-maturity debt securities"), c) equity securities issued by subsidiaries and affiliated companies, and d) all other securities not classified under any of the above categories (hereafter, "available-for-sale securities").

The Companies do not possess trading securities and held-to-maturity debt securities.

Available-for-sale securities whose fair value is readily determinable are stated at fair market value. Unrealized gains and unrealized losses on these securities are reported, net of applicable income taxes, as a separate component of net assets. Realized gains and losses on sale of such securities are computed using moving-average method. Available-for-sale securities whose fair value cannot readily be determined are stated at cost according to the moving-average cost method. Capital injection in investment limited partnerships and other similar associations is evaluated using the net equity on the most recent statement of accounts available on the date of settlement report stipulated in the partnership agreement.

(e) Allowance for Doubtful Accounts

Under the Japanese accounting standard for financial instruments, all companies are required to classify receivables into the following three categories and make provision for possible losses.

For receivables from insolvent customers who are undergoing bankruptcy or other collection proceedings or in a similar financial predicament, an allowance for doubtful accounts is provided in the full amount of such receivables, excluding the portion that is estimated to be recoverable due to the existence of collateral or guarantees.

For the unsecured portion of receivables from customers not presently in the above circumstances, but for which there is a high probability of them becoming so, an allowance for doubtful accounts is provided for individually estimated uncollectable amounts, primarily determined after an evaluation of collateral, guarantees and the respective customer's overall financial condition.

For other receivables, an allowance for doubtful accounts is provided based on the Companies' actual rate of receivable losses in the past.

(f) Inventories

The Companies' products, goods, raw materials and supplies are stated at cost, which is determined by first-in, first-out method. The Companies' products in progress and products are stated at specific-identified cost.

(g) Property and Equipment

Property and equipment are stated at cost. Depreciation is computed on the declining-balance method over the following estimated useful lives of the assets except for buildings acquired after April 1, 1998, which are computed on a straight-line method.

The estimated useful lives of depreciable assets are as follows:

Buildings and structures:	3 years to 56 years
Furniture, fixtures and equipment:	2 years to 20 years

Ordinary maintenance and repairs are charged to income as incurred and major replacements and improvements are capitalized.

(h) Intangible Fixed Assets

Intangible fixed assets primarily represent the costs of purchased software, which are amortized using the straight-line method over a period of up to five years in accordance with their estimated useful lives.

The costs of software for sales are provided at the greater of the amounts computed using: a) the ratio that current unit sales for a product bear to the total of current and anticipated future unit sales for that product, or b) the straight-line method over the remaining estimated economic life of the product (three years).

(i) Goodwill

Goodwill is amortized over the period during which goodwill is considered to effective. When the amount of goodwill is minimal, the entire amount is amortized at the time of generation. The amended "Regulations Concerning Terminology, Forms, and Preparation Methods of Consolidated Financial Statements" (Ministry of Finance Ordinance No.28 in 1976) was applied from this fiscal year in accordance with the "Cabinet Office Ordinance to Amend Part of the Cabinet Office Ordinance concerning Audit and Attestation of Financial Statements" (Cabinet Office Ordinance No.56 on April 26, 2006).

(j) Finance Leases

Finance leases that do not transfer ownership are accounted for in the same manner as operating leases in accordance with Japanese GAAP. Under Japanese accounting policies for leases, finance leases that are deemed to transfer ownership of the leased property to the lessee are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions on condition that certain "as if capitalized" information is disclosed in the notes to the lessee's financial statements.

(k) Provisions

Provisions are recognized where a present (legal or constructive) obligation has been incurred which may lead to an outflow of resources, and which can be reasonably estimated. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate.

(l) Severance and Retirement Plans

The Companies provide two types of post-employment benefit plans, unfunded lump-sum payment plans and funded non-contributory pension plans, under which all eligible employees are entitled to benefits based on the level of wages and salaries at the time of retirement or termination, length of service and certain other factors.

The Company and certain consolidated subsidiaries calculated projected benefit obligation and severance and retirement benefit expenses based on the amounts actuarially calculated using certain assumptions. Actuarial gains and losses are charged to income except for certain consolidated subsidiaries.

(m) Income Taxes

Income taxes comprise corporation tax, inhabitant taxes and enterprise taxes.

The provision for income taxes is computed based on the pretax income included in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

(n) Foreign Currency Transaction

Foreign currency transactions are translated into Japanese yen using the exchange rates in effect at the time of the transactions. All short term and long term monetary receivables and payables denominated in foreign currencies are translated at the exchange rates prevailing at the end of each fiscal year and the resulting gains and losses are included in current income.

(o) Derivative Financial Instruments

The Companies use derivative financial instruments to manage their exposure to fluctuations in interest rates. Interest rate swaps are utilized by the Companies to reduce interest rate risks. The Companies use derivative transactions only to hedge market risk, and not for speculation or dealing purposes.

The Companies adopt the method that defers gains and losses resulting from changes in fair value of derivative financial instruments until the hedged transactions occur. If interest rate swap contracts are used as hedges and meet certain hedging criteria, the net amount to be paid or received under the interest rate swap is added to or deducted from the interest on the assets or liabilities for which the swap contract was executed.

(p) Reclassifications

Certain reclassifications have been made in the accompanying consolidated financial statements and notes to facilitate understanding by non-Japanese readers, but no change has been made in the application of accounting policies. These reclassifications had no impact on previously reported results of operations or shareholders' equity.

(q) Accounting Standard for Impairment of Fixed Assets

Effective April 1, 2005, the Company adopted the new accounting standard for impairment of fixed assets ("Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets" issued by the Business Accounting Deliberation Council on August 9, 2002) and the implementation guidance for the accounting standard for impairment of fixed assets (the Financial Accounting Standard Implementation Guidance No. 6 issued by the Accounting Standards Board of Japan on October 31, 2003).

As a result of adopting the new accounting standards, these had no effect on the financial statements.

(r) Presentation of Net Assets

The "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (the Financial Accounting Standard Implementation Guidance No. 5 issued by the Accounting Standards Board of Japan on December 9, 2005) and the "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet" (the Financial Accounting Standard Implementation Guidance No. 9 issued by the Accounting Standards Board of Japan on December 9, 2005) were applied from this fiscal year. The application of these accounting policies does not affect the profit and loss of the Company.

The amount corresponding to the total amount in "Shareholders' Equity" is ¥14,460 million ($122,660 thousand).

2. Short-term Investments and Investment Securities

(a) The following tables summarize acquisition costs, book value and fair value of available-for-sale securities with their available fair value as of September 30, 2005 and 2006:

Securities with book value exceeding acquisition costs

	Millions of yen						Thousands of U.S. dollars		
	2005			2006			2006		
Type	Acquisition costs	Book value	Difference	Acquisition costs	Book value	Difference	Acquisition costs	Book value	Difference
Equity securities …	¥ 423	¥ 897	¥ 474	¥ 427	¥ 567	¥ 140	$ 3,624	$ 4,807	$ 1,183
Bonds …	—	—	—	197	197	0	1,669	1,672	3
Others …	—	—	—	—	—	—	—	—	—
	¥ 423	¥ 897	¥ 474	¥ 624	¥ 764	¥ 140	$ 5,293	$ 6,479	$ 1,186

Securities with book value below acquisition costs

	Millions of yen						Thousands of U.S. dollars		
	2005			2006			2006		
Type	Acquisition costs	Book value	Difference	Acquisition costs	Book value	Difference	Acquisition costs	Book value	Difference
Equity securities …	¥ —	¥ —	¥ —	¥ —	¥ —	¥ —	$ —	$ —	$ —
Bonds …	—	—	—	—	—	—	—	—	—
Others …	—	—	—	—	—	—	—	—	—
	¥ —	¥ —	¥ —	¥ —	¥ —	¥ —	$ —	$ —	$ —

(b) The following tables summarize book value of available-for-sale securities without available fair value as of September 30, 2005 and 2006:

	Millions of yen		Thousands of U.S. dollars
	2005	2006	2006
Non-listed equity securities …………	¥ 89	¥ 124	$ 1,052
Investment in partnerships and associates …………	—	26	222
	¥ 89	¥ 150	$ 1,274

(c) Total sales of available-for-sale securities in the year ended September 30, 2005 amounted to ¥43 million and the related gains amounted to ¥38 million.

Total sales of available-for-sale securities in the year ended September 30, 2006 amounted to ¥38 million ($323 thousand) and the related gains amounted to ¥17 million ($140 thousand).

3. Investment in Related Companies

At September 30, 2005 and 2006, investment in related companies was as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2006	2006
Investment in subsidiaries	¥ 100	¥ —	$ —
Investment securities	32	776	6,587

4. Pledged Assets

At September 30, 2005 and 2006, assets pledged as collateral for short-term borrowings and long-term debt were as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2006	2006
Property and equipment – Less accumulated depreciation	¥829	¥ —	$ —
Total	¥829	¥ —	$ —

5. Short-term Borrowings and Long-term Debt

Short-term borrowings principally consist of loans to banks generally due within 365 days, bank overdrafts at an average interest rate of 0.49% as of September 30, 2005 and 0.64% as of September 30, 2006.

Long-term debt at interest rates ranging from 0.46% to 3.78% as of September 30, 2005 and 2006, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2006	2006
Unsecured loans, representing obligations principally to banks:	¥ 11	¥ 5,954	$ 50,503
Secured loans, representing obligations principally to banks:	248	—	—
	259	5,954	50,503
Less – Portion due within one year	(87)	(1,437)	(12,185)
	¥ 172	¥ 4,517	$ 38,318

Annual maturities of long-term debt subsequent to September 30, 2006, were as follows:

	Millions of yen	Thousands of U.S. dollars
Year ending September 30	2006	2006
2008	¥ —	$ —
2009	1,450	12,299
2010	1,387	11,769
2011	1,360	11,536
2012 and thereafter	320	2,714
Total	¥ 4,517	$ 38,318

As is customary in Japan, substantially all of the bank borrowings are subject to a general agreement with each bank, which provides, among other things, that the bank may request additional security for the loans concerned and may treat any security furnished to the bank as collateral for all present and future indebtedness and has the right to offset cash deposited against any short-term or long-term debts that become due, and, in case of default or other specified events, against all other debts payable to the bank. The Company has never been requested to submit such additional security.

6. Leases

As of September 30, 2005 and 2006, assets leased under non-capitalized financial leases were as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	**2006**	**2006**
Furniture, fixtures and equipment, etc.	¥ 470	**¥ 429**	**$ 3,636**
Less accumulated depreciation and amortization	(281)	**(249)**	**(2,113)**
Total	¥ 189	**¥ 180**	**$ 1,523**

The above "as if capitalized" depreciation and amortization is calculated on the straight-line method over lease terms. If the above lease terms were capitalized, depreciation and amortization of ¥100 million and ¥87 million ($742 thousand) would have been recorded for the years ended September 30, 2005 and 2006, respectively.

Total lease payments on non-capitalized finance leases were ¥114 million and ¥99 million ($843 thousand) for the years ended September 30, 2005 and 2006, respectively.

Total interest expenses on non-capitalized finance leases were ¥14 million and ¥12 million ($104 thousand) for the years ended September 30, 2005 and 2006, respectively.

Obligations under finance leases at September 30, 2005 and 2006 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	**2006**	**2006**
Due within one year	¥ 82	**¥ 84**	**$ 716**
Due after one year	112	**111**	**941**
Total	¥ 194	**¥ 195**	**$ 1,657**

7. Severance and Retirement Plans

The liabilities for severance and retirement benefits included in the liabilities section of the consolidated balance sheet as of September 30, 2005 and 2006, consist of the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2006	2006
Projected benefit obligation	¥ 342	¥ 543	$ 4,611
Less fair value of pension assets	(74)	(119)	(1,013)
Unrecognized actuarial differences	54	14	118
Prepaid pension costs	20	24	202
Liability for severance and retirement benefits	¥ 342	¥ 462	$ 3,918

Net periodic pension costs for the years ended September 30, 2005 and 2006 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2006	2006
Service costs	¥ 88	¥ 121	$ 1,028
Interest cost on projected benefit obligation	6	7	60
Expected return on plan assets	(1)	(1)	(9)
Amortization of actuarial differences	(3)	5	42
Contribution on welfare pension fund	99	82	698
Net periodic pension cost	¥ 189	¥ 214	$ 1,819

The Companies also have other pension assets regarding welfare pension funds which include acting part of welfare pension insurance, and fair value of the pension assets allocated based on the ratio of total payroll amount of each member corporations as of September 30, 2005 and 2006, are ¥1,310 million and ¥1,222 million ($10,362 thousand), respectively.

Significant assumptions of pension plans used to determine these amounts for the years ended September 30, 2005 and 2006 were as follows:

	2005	2006
Discounted rate	2.1%	2.1%
Expected long-term rate of return on plan assets	1.5%	1.5%

8. Income Taxes

The following table summarizes the significant differences between the statutory tax rate and the Companies' effective tax rate for financial statement purposes for the years ended September 30, 2005 and 2006:

	2005	**2006**
Statutory tax rate	40.7%	**40.7%**
Non-tax deductible expense	0.7	**0.9**
Per capita inhabitant tax	3.7	**3.8**
Tax credit on corporate tax	(0.8)	**(0.9)**
Utilization of net operating loss carry-forwards	—	**(9.6)**
Amortization of goodwill	—	**0.8**
Amortization of goodwill arising from consolidation	5.6	—
Gain (Loss) on change of the Company's interest in consolidated subsidiaries	—	**(3.2)**
Change in valuation allowance	(0.8)	**1.2**
Other	(0.4)	**(0.5)**
Effective tax rate	48.7%	**33.2%**

Significant components of deferred tax assets and liabilities as of September 30, 2005 and 2006 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	**2006**	**2006**
Deferred tax assets:			
Excess bonuses accrued	¥ 270	**¥434**	**$ 3,680**
Excess allowance and write-off for doubtful accounts	42	**84**	**713**
Accrued enterprise taxes	119	**88**	**750**
Retirement benefits	131	**204**	**1,734**
Excess depreciation	7	**58**	**488**
Unrealized gains on sales of fixed assets	61	**50**	**424**
Net operating loss carry-forwards	219	**391**	**3,314**
Valuation of available-for-sale securities	83	**118**	**1,001**
Accrued social insurance premiums	32	**52**	**440**
Accrued office taxes	—	**38**	**326**
Other	19	**37**	**314**
Deferred tax assets (subtotal)	983	**1,554**	**13,184**
Valuation allowance	(314)	**(581)**	**(4,933)**
Total deferred tax assets	669	**973**	**8,251**
Deferred tax liabilities:			
Allowance for doubtful accounts related to consolidated elimination	(0)	—	—
Net unrealized holding gains on securities	(193)	**(62)**	**(526)**
Deferred tax liabilities (subtotal)	(193)	**(62)**	**(526)**
Net deferred tax assets	¥476	**¥911**	**$ 7,725**

9. Shareholders' Equity

The Japanese Company Law requires at least 50% of the issue price of new shares to be designated as the stated capital as determined by resolution of the Board of Directors. Proceeds in excess of amounts designated as stated capital are credited to additional paid-in capital.

The Japanese Company Law also requires that at least 10% of the aggregate amount of cash dividends and directors' and statutory auditors' bonuses which are disbursed as an appropriation of retained earnings allocable to each fiscal period shall be appropriated and set aside as a legal reserve until such reserve plus additional paid-in capital equals 25% of stated capital.

The Japanese Company Law permits the partial transfer of additional paid-in capital to stated capital by resolution of the Board of Directors. The Japanese Company Law also permits the transfer of portions of unappropriated retained earnings to stated capital by resolution at the shareholders' meeting.

A year-end or an interim dividend may be approved by the shareholders after the end of each fiscal period or declared by the Board of Directors. In accordance with the Japanese Company Law, these dividends and the related appropriations of retained earnings are not reflected in the financial statements at the end of such fiscal or interim period but are recorded at the time they are approved.

The maximum amount that the Company can distribute as dividends is calculated based on the non-consolidated financial statements of the Company in accordance with the Japanese Company Law.

10. Supplementary Disclosure of Cash Flow Information

The following non-cash transactions have been excluded from the consolidated statement of cash flow for the year ended September 30, 2006:

The following shows a breakdown of assets and liabilities at the start of consolidation of the newly consolidated subsidiaries through stock acquisition and the relation with net expenditure for the acquisition of the company:

(Asia Pacific System Research Co., Ltd.)

		Millions of yen	Thousands of U.S. dollars
		2006	2006
Current assets	......	¥ 5,510	$ 46,738
Fixed assets	......	586	4,971
Goodwill	......	1,352	11,468
Current liabilities	......	1,059	8,982
Long-term liabilities	......	353	2,995
Minority interests	......	1,753	14,868
Acquisition cost of shares	......	4,283	36,332
Cash and cash equivalents of the acquired company	......	(4,415)	(37,451)
Payment for acquisition of shares of newly consolidated subsidiaries		¥ (132)	$ (1,119)

(Nihon Sogo Security Guard Co., Ltd., Niscom Inc. and Nisso Co., Ltd.)

		Millions of yen	Thousands of U.S. dollars
		2006	2006
Current assets	......	¥ 840	$ 7,125
Fixed assets	......	93	788
Goodwill	......	216	1,828
Current liabilities	......	332	2,816
Long-term liabilities	......	121	1,024
Acquisition cost of shares	......	696	5,901
Cash and cash equivalents of the acquired company	......	(100)	(847)
Payment for acquisition of shares of newly consolidated subsidiaries		¥ 596	$ 5,054

(Solution Development Co., Ltd.)

		Millions of yen	Thousands of U.S. dollars
		2006	2006
Current assets	......	¥ 76	$ 642
Fixed assets	......	7	56
Goodwill	......	31	267
Current liabilities	......	11	95
Long-term liabilities	......	45	380
Minority interests		3	21
Acquisition cost of shares	......	55	469
Cash and cash equivalents of the acquired company	......	(50)	(425)
Payment for acquisition of shares of newly consolidated subsidiaries		¥ 5	$ 44

(Fullcast Marketing Co., Ltd.)

		Millions of yen	Thousands of U.S. dollars
		2006	2006
Current assets	......	¥ 337	$ 2,859
Fixed assets	......	156	1,324
Goodwill	......	798	6,764
Current liabilities	......	288	2,443
Acquisition cost of shares	......	1,003	8,504
Cash and cash equivalents of the acquired company	......	(16)	(134)
Payment for acquisition of shares of newly consolidated subsidiaries		¥ 987	$ 8,370

(Toa System Co., Ltd.)

		Millions of yen	Thousands of U.S. dollars
		2006	2006
Current assets	......	¥ 97	$ 820
Fixed assets	......	156	1,325
Goodwill	......	181	1,534
Current liabilities	......	22	189
Long-term liabilities	......	367	3,115
Minority interests	......	(106)	(902)
Acquisition cost of shares	......	151	1,277
Cash and cash equivalents of the acquired company	......	(10)	(82)
Payment for acquisition of shares of newly consolidated subsidiaries		¥ 141	$ 1,195

The following shows a breakdown of assets and liabilities at the time of exclusion of the company that became non-consolidated from the scope of consolidation through the sales of stock and the relationship with net proceeds from the sale of the company:

(Fullcast Telemarketing Co., Ltd.)

		Millions of yen	Thousands of U.S. dollars
		2006	2006
Current assets	......	¥ 138	$ 1,169
Fixed assets	......	39	334
Current liabilities	......	105	893
Minority interests	......	35	299
Gain on sales of shares in affiliate	......	9	78
Sales of the company's shares	......	46	389
Cash and cash equivalents of the acquired company	......	(48)	(405)
Proceeds from sales of shares of newly consolidated subsidiaries		¥ (2)	$ (16)

(Fullcast Sports Co., Ltd.)

		Millions of yen	Thousands of U.S. dollars
		2006	2006
Current assets	......	¥ 193	$ 1,636
Fixed assets	......	9	75
Current liabilities	......	128	1,086
Long-term liabilities		15	125
Minority interests	......	21	175
Loss on sales of shares in affiliate	......	(11)	(93)
Sales of the company's shares	......	27	232
Cash and cash equivalents of the acquired company	......	(62)	(528)
Proceeds from sales of shares of newly consolidated subsidiaries		¥ (35)	$ (296)

11. Per Share Data

Net income and cash dividends per share are based on the weighted average number of outstanding shares of common stock, as retroactively adjusted for free share distribution and stock splits.

Cash dividends per share shown in the accompanying consolidated statements of income have been presented on an accrual basis and include, in each fiscal period, dividends approved by the shareholders after such fiscal period-end but applicable to the fiscal period then ended. The diluted net income per share is based on the weighted-average number of outstanding shares of common stock and common stock equivalents.

At September 30, 2005, diluted net income per share is not disclosed since no warrants or convertible bonds have been issued.

12. Derivatives

Contracted amount and recognized gains of derivatives, which are attached to in the financial instrument, are disclosed in Note 2, "Short-term Investments and Investment Securities".

13. Segment Information

The operating segments reported below are the segments of the Companies for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

The Spot group segment consists of the operation including short-term human resource services and short-term temporary staffing.

The Office group segment is mainly engaged in the operations of human resource services and temporary staffing for office work.

The Factory group segment is mainly engaged in the operations of human resource services and temporary staffing for factory line work.

The Technology group segment consists of the operations for IT specialist/engineer staffing services.

The Other segment consists of the business operation including agency services for professional athletes, restaurant and bar management, security guard business and so on.

Geographical segment information was not presented as there was no foreign subsidiary or branch office in the years ended September 30, 2005 and 2006.

Overseas sales information was not presented since they represent less than 10% of total consolidated net sales in the years ended September 30, 2005 and 2006.

Segment information of the Companies for the years ended September 30, 2005 and 2006, was as follows:

2005	Millions of yen						
	Spot	Factory	Technology	Other	Total	Elimination and corporate	Consolidated
Sales to third parties	¥44,103	¥13,787	¥7,707	¥1,615	¥67,212	¥ —	¥67,212
Inter-segment sales and transfers	471	20	16	90	597	(597)	—
Total sales	44,574	13,807	7,723	1,705	67,809	(597)	67,212
Cost of sales and selling, general and administrative expenses	40,774	13,252	7,094	1,494	62,614	38	62,652
Operating income	¥ 3,800	¥ 555	¥ 629	¥ 211	¥ 5,195	¥ (635)	¥ 4,560
Identifiable assets	¥15,085	¥3,526	¥2,539	¥1,595	¥22,745	¥ (189)	¥22,556
Depreciation	348	36	38	8	430	(26)	404
Capital expenditure	426	23	38	48	535	41	576

Because of realignment of Group business activities, business segments are presented according to the reclassification indicated in "Business segment" mentioned above from fiscal year. The clerical manpower services and the call center management business, which comprised the Spot Business and the Other Business, respectively, in the previous fiscal year have been reclassified into the Office Business in light of its line of business.

Segment information on the assumption that results in the previous fiscal year are presented according to the reclassification of the current fiscal year is as follows:

2005	Millions of yen							
	Spot	Office	Factory	Technology	Other	Total	Elimination and corporate	Consolidated
Sales to third parties	¥39,749	¥5,211	¥13,787	¥7,707	¥ 758	¥67,212	¥ —	¥67,212
Inter-segment sales and transfers	684	251	20	16	79	1,050	(1,050)	—
Total sales	40,433	5,462	13,807	7,723	837	68,262	(1,050)	67,212
Cost of sales and selling, general and administrative expenses	36,923	5,010	13,252	7,094	787	63,066	(414)	62,652
Operating income	¥ 3,510	¥ 452	¥ 555	¥ 629	¥ 50	¥ 5,196	¥ (636)	¥ 4,560
Identifiable assets	¥13,855	¥ 2,150	¥3,526	¥2,539	¥1,155	¥23,225	¥ (669)	¥22,556
Depreciation	333	16	36	38	7	430	(26)	404
Capital expenditure	406	24	23	38	44	535	41	576

2006	Millions of yen							
	Spot	Office	Factory	Technology	Other	Total	Elimination and corporate	Consolidated
Sales to third parties	¥49,982	¥7,377	¥16,135	¥15,169	¥1,500	¥90,163	¥ —	¥90,163
Inter-segment sales and transfers	949	427	26	170	26	1,598	(1,598)	—
Total sales	50,931	7,804	16,161	15,339	1,526	91,761	(1,598)	90,163
Cost of sales and selling, general and administrative expenses	47,000	7,441	15,686	14,421	1,601	86,149	(701)	85,448
Operating income (loss)	¥ 3,931	¥ 363	¥ 475	¥ 918	¥ (75)	¥ 5,612	¥ (897)	¥ 4,715
Identifiable assets	¥14,049	¥ 3,912	¥4,379	¥10,700	¥2,332	¥35,372	¥1,808	¥37,180
Depreciation	540	32	53	124	26	775	(30)	745
Capital expenditure	773	37	121	120	67	1,118	15	1,133

2006	Thousands of U.S. dollars							
	Spot	Office	Factory	Technology	Other	Total	Elimination and corporate	Consolidated
Sales to third parties	$423,973	$62,575	$136,869	$128,670	$12,721	$764,808	$ —	$764,808
Inter-segment sales and transfers	8,048	3,622	214	1,446	224	13,554	(13,554)	—
Total sales	432,021	66,197	137,083	130,116	12,945	778,362	(13,554)	764,808
Cost of sales and selling, general and administrative expenses	398,680	63,115	133,055	122,325	13,577	730,752	(5,942)	724,810
Operating income (loss)	$ 33,341	$ 3,082	$ 4,028	$ 7,791	$(632)	$ 47,610	$ (7,612)	$ 39,998
Identifiable assets	$119,174	$ 33,184	$37,145	$90,761	$19,780	$300,044	$ 15,336	$315,380
Depreciation	4,577	272	451	1,049	221	6,570	(251)	6,319
Capital expenditure	6,556	317	1,024	1,018	569	9,484	126	9,610

14. Subsequent Events

(a) Subsidiaries of the Company, Fullcast HR Institute Co., Ltd. and Best Staff Co., Ltd. merged on January 1, 2007, based on the contract of merger on November 20, 2006. As a result of the merger, the absorbed company, Best Staff Co., Ltd., will be liquidated.

(b) The Company and subsidiary of the Company, Fullcast Growing School Co., Ltd. merged on January 1, 2007, based on the resolutions of each subsidiary's Board of Directors Meeting held on October 31, 2006. As a result of the merger, the absorbed company, Fullcast Growing School Co., Ltd., will be liquidated.

(c) The Company agreed on its Board of Directors Meeting held on October 31, 2006 to liquidate its consolidated subsidiary, Neo Partners Co., Ltd. Therefore, Neo Partners Co., Ltd. has been liquidated by resolution at the extraordinary shareholders' meeting on November 30, 2006. As a result, these had slight effect on the financial statements and the operating activities.

(d) At the Board of Directors Meeting held on November 27, 2006, the purchase of 15,000 shares of the Company's treasury stock was approved based on the paragraph 2 of the article 165 of the Japanese Company Law. The acquisition was made from November 28, 2006 to December 20, 2006 at market prices and related acquisition cost totaled ¥5,000 million ($42,412 thousand). As a result the Company purchased treasury stock as follows:

Number of shares : 6,765 shares

Total acquisition price: ¥1,919 million ($16,276 thousand)

(e) At the ordinary shareholders' meeting of the Company held on December 21, 2006, the appropriation of retained earnings at September 30, 2006 was duly approved as follows:

	Millions of yen	Thousands of U.S. dollars
Cash dividends at ¥1.5 thousand ($13) per share	¥ 411	$ 3,482

Independent Auditors' Report

To the Board of Directors and Shareholders of FULLCAST Co., Ltd.

We have audited the accompanying consolidated balance sheets of FULLCAST Co., Ltd. and consolidated subsidiaries as of September 30, 2006 and 2005, and the related consolidated statements of income, shareholders' equity and cash flows for the years then ended, expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to independently express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of FULLCAST Co., Ltd. and subsidiaries as of September 30, 2006 and 2005, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in Japan.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended September 30, 2006 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 1 (a) to the consolidated financial statements.

As described in the Notes to Consolidated Financial Statements 14.Subsequent events (d), Board of Directors resolved on November 27, 2006 to purchase 15,000 shares of the Company's treasury stock based on the paragraph 2 of the article 165 of the Japanese Company Law.

KPMG AZSA & Co.

Tokyo, Japan
December 21, 2006

Corporate History

1990s~

September	**1990**	Established Resort World Co., Ltd. in Minato-ku, Tokyo.
September	**1992**	Name changed to Fullcast Co., Ltd.
October	**1992**	Started the Spot business (providing short-term contractual workers).
October	**1994**	Moved head office to Shibuya-ku, Tokyo.
January	**1995**	Signed franchise contract with Fullcast Osaka Co., Ltd.
October	**1997**	Established Fullcast Lady Co., Ltd. (incorporated in October 1999 and changed the name to Fullcast Office Support Co., Ltd. in October 2002; merged with Human Resources Research Institute, Inc. and changed the name to Fullcast HR Institute Co., Ltd. (now a consolidated subsidiary) in October 2005).
May	**1998**	Kanagawa Shingaku Kenkyukai Co., Ltd. (established in July 1988) renamed Fullcast With Co., Ltd. (now a consolidated subsidiary, Fullcast Technology Co., Ltd.).
January	**1999**	Established Factory Division and started human resource services for factory line work.
November	**1999**	Established Fullcast System Consulting Co., Ltd.

2000~

June	**2000**	Established Fullcast Sports Co., Ltd. (now an equity method affiliate) to begin a sports agency (representation) business.
September	**2000**	Reorganized the Factory Division as Fullcast Factory Co., Ltd. (now a consolidated subsidiary).
June	**2001**	Conducted IPO and trading of our shares began on the Jasdaq Securities Exchange.
April	**2002**	Established Fullcast Central Co., Ltd. (now a consolidated subsidiary) jointly with Central Motor Co. and Daisho Industry Co., Ltd. to provide human resource services for factory line work specializing in the automotive sector.
October	**2002**	Fullcast With Co., Ltd. and Fullcast System Consulting Co., Ltd. merged and the new firm was named Fullcast Technology Co., Ltd.
		Took over part of sales functions of Fullcast Lady Co., Ltd. through partial absorption and split-up. Fullcast Lady Co., Ltd. specializes in personnel outsourcing services for clerical work. Its corporate name was changed to Fullcast Office Support Co., Ltd.
September	**2003**	Moved head office to Shibuya Mark City.
		Fullcast Co., Ltd. was listed in the second section of the Tokyo Stock Exchange.
June	**2004**	Apayours Co., Ltd. (now a consolidated subsidiary) became a wholly owned subsidiary of Fullcast Co., Ltd. through stock transfer.
September	**2004**	Listed in the first section of the Tokyo Stock Exchange.
October	**2004**	Established Fullcast Finance Co., Ltd. (now a consolidated subsidiary)
		Amuse Cast Co., Ltd. (now a consolidated subsidiary) became a wholly owned subsidiary of Fullcast Co., Ltd.
March	**2005**	Acquired the naming rights to the former Miyagi Baseball Stadium in Miyagi Prefecture, home to the Tohoku Rakuten Golden Eagles baseball team, and renamed it Fullcast Stadium Miyagi.
		Human Resources Research Institute, Inc. (now a consolidated subsidiary) became a wholly owned subsidiary of Fullcast Co., Ltd.
June	**2005**	Established an American Depositary Receipt (ADR) program.
October	**2005**	Fullcast Office Support Co., Ltd. and Human Resources Research Institute, Inc. merged to form Fullcast HR Institute Co., Ltd.
		Asia Pacific System Research Co., Ltd. became a consolidated subsidiary through the allocation of new shares to the Company and share transfer.
		Fullcast Technology Co., Ltd. was listed on Jasdaq.
April	**2006**	Opened Fullcast Growing School.
		Zero Co., Ltd. and Fullcast Co., Ltd. established a joint venture, Fullcast Drive Co., Ltd.
		Obtained naming rights to Fuji International Speedway's entrance to the square and renamed it "Fullcast Gate."
May	**2006**	Nihon Sogo Security Guard Co., Ltd. (now Fullcast Advance Co., Ltd. and a consolidated subsidiary) became Fullcast Co., Ltd.'s wholly owned subsidiary through stock acquisition.
June	**2006**	Exe Outsourcing Corp. (now Fullcast Marketing Co., Ltd. and a consolidated subsidiary) became Fullcast Co., Ltd.'s wholly owned subsidiary through stock acquisition.
July	**2006**	Changed the corporate name of Exe Outsourcing Corp. to Fullcast Marketing Co., Ltd.
September	**2006**	Net it works Inc. became an equity method affiliate of Fullcast Co., Ltd. through stock acquisition.
October	**2006**	Nihon Sogo Security Guard Co., Ltd. was renamed Fullcast Advance Co., Ltd.

Investor Information

(As of September 2006)

Corporate Data

Head office	Fullcast Co., Ltd. Shibuya Mark City West 13F, 1-12-1 Dogenzaka, Shibuya-ku, Tokyo 150-0043, Japan Tel: +81-3-3780-9507 Fax: +81-3-3780-9510
Established	September 1990
Start of operations	October 1, 1992
Capital	¥3,464 million
Chairman and CEO	Takehito Hirano
Core business	Provider of human resource services
Group employees	3,304 (including 1,241 technicians)
Group network	511 branches nationwide

Main Group companies

- Fullcast Co., Ltd.
- Apayours Co., Ltd.
- Fullcast HR Institute Co., Ltd.
- Fullcast Marketing Co., Ltd.
- Fullcast Factory Co., Ltd.
- Fullcast Central Co., Ltd.
- Fullcast Technology Co., Ltd.
- Asia Pacific System Research Co., Ltd.
- Fullcast Advance Co., Ltd.*

*As of October 1, 2006, Fullcast Advance Co., Ltd. was renamed from Nihon Sogo Security Guard Co., Ltd.

Stock Information

Fiscal year-end	September 30
Annual meeting of shareholders	December
Independent auditor	KPMG AZSA & Co.
Domestic stock listing	Tokyo
Date of record for dividend payout	Interim dividend: March 31 Year-end dividend: September 30
Transfer agent	Mitsubishi UFJ Trust and Banking Corporation
Co-transfer agent	Mitsubishi UFJ Trust and Banking Corporation 1-4-5, Marunouchi, Chiyoda-ku, Tokyo 100-8212, Japan
Send mail to	Corporate Agency Department Mitsubishi UFJ Trust and Banking Corporation 7-10-11 Higashisuna, Koto-ku, Tokyo 137-8081, Japan Tel: +81-3-5683-5111
Share transfer registration	Nationwide branches of Mitsubishi UFJ Trust and Banking Corporation

Notice

Notification of changes in address/name/name seal, and request for the dividend remittance form/fractional share purchase form/stock transfer form should be made directly to the above-mentioned transfer agent via telephone or Internet (24 hours).

Toll free: 0120-232-711 (Telephone operators serve from 9:00 to 17:00; in Japan only)

Toll free: 0120-684-479 (Interactive voice response available 24 hours; in Japan only)

URL: http://www.ufjtrustbank.co.jp/

Stock Price Range and Trading Volume (Common Stock)



Stock Price (Yen)
Nikkei Stock Average (closing) (Yen)
600,000
500,000
400,000
300,000
200,000
100,000
20,000
18,000
16,000
14,000
12,000
10,000
Trading Volume
120,000
60,000
0
10 11 12 1 2 3 4 5 6 7 8 9 10 11 12 1 2 3 4 5 6 7 8 9
2005
2006

Note 1: Stock prices (high/low) and trading volume here indicate monthly fluctuations on the Tokyo Stock Exchange.

Note 2: The Nikkei Stock Average here represents the simple average closing price in the respective month.

ADR (American Depositary Receipts) Information

Ratio (ADR:ORD)	100:1
Exchange	OTC (Over-the-Counter)
Symbol	FULCY
CUSIP	35968P100
Depositary	The Bank of New York 101 Barclay Street, New York, NY 10286, U.S.A. Tel : (212) 815-2042
U.S. Toll Free	(888) 269-2377 (888-BNY-ADRS)

Stock Price (Year ended September 30)

	Yen	
	2005	**2006**
At year-end	¥267,000	**¥360,000**
High	328,000	**540,000**
Low	207,000	**264,000**
Annual increase/decrease	+17.6%	**+34.8%**
Number of shares issued at year-end (shares)	275,964	**275,964**
Market capitalization at year-end (billion yen)	73.7	**99.4**

FULLCAST
GROUP
www.fullcast.co.jp

Printed in Japan.

Purchasing Condition Report of Treasury Stock

A Fullcast Co., Ltd

Type of share Common share

1. Acquisition

(1) Acquisition by resolution of a general meeting of shareholders

No applicable item

(2) Acquisition by resolution of a meeting of the Board of Directors

As of December 31, 2006

Category	Number of shares (shares)		Total price (yen)
Acquisition by resolution of a meeting of the Board of Directors on November 27, 2006 (Period of acquisition: November 28, 2006 to December 20, 2006)		15,000	5,000,000,000
Treasury stocks acquired in the reporting month (date of acquisition)	December 1	169	47,401,000
	December 4	72	20,304,000
	December 5	137	38,770,000
	December 6	564	162,452,000
	December 7	1,000	288,999,000
	December 8	365	105,120,000
	December 11	1,020	286,124,000
	December 13	334	93,827,000
	December 14	39	11,037,000
	December 15	950	270,563,000
	December 18	603	172,181,000
	December 19	350	99,030,000
	December 20	384	106,286,000
Total	—	5,987	1,702,094,000
Total treasury stocks acquired as of the end of the reporting month		6,765	1,918,806,000
Progress in acquisition of treasury stocks (%)		45.1	38.4

As of December 31, 2006

Category	Number of shares (shares)		Total price (yen)
Acquisition by resolution of a meeting of the Board of Directors on December 21, 2006 (Period of acquisition: December 22, 2006 to September 30, 2007)		10,000	3,000,000,000
Treasury stocks acquired in the reporting month (date of acquisition)	December 25	895	243,702,000
	December 26	191	52,093,000
	December 27	582	160,560,000
	December 28	895	244,695,000
	December 29	529	144,854,000
Total	—	3,092	845,904,000
Total treasury stocks acquired as of the end of the reporting month		3,092	845,904,000
Progress in acquisition of treasury stocks (%)		30.9	28.2

2. Processing

No applicable item

3. Holdings

As of December 31, 2006

Holdings as of the end of the reporting month	Number of shares (shares)
Total number of shares outstanding	275,964
Number of treasury stocks held	12,124

January 12, 2007

Company name: Fullcast Co., Ltd.

Chairman and Chief Executive Officer: Takehito Hirano

(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)
(ADR information: Symbol: FULCY, CUSIP: 35968P100)

Contact: Yasushi Kamiguchi,
Managing Director and Chief Administrative Officer

Telephone: +81-3-3780-9507

For Immediate Release:

Notice Concerning Media Coverage

Fullcast Co., Ltd. wishes to express its sincerest apology to registered staff, customers and other stakeholders for any inconvenience and concern arising in connection with the search of our premises being conducted by the police, as reported in the media on January 12, 2007.

Fullcast's Sendai and Sendai-Kita Branches and its Head Office in Shibuya, Tokyo are being raided by the Community Safety Division of the Seidai Minami Police Station in the Miyagi Prefectural Police Department on suspicion of a violation of the Worker Dispatch Law. These two branches are suspected of having dispatched registered personnel for security services.

We are currently investigating the facts and will be releasing details as soon as they are confirmed.

We again apologize to you for any trouble caused.

###

January 19, 2007

Company name: Fullcast Co., Ltd.

Chairman and Chief Executive Officer: Takehito Hirano

(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)
(ADR information: Symbol: FULCY, CUSIP: 35968P100)

Contact: Yasushi Kamiguchi,
Managing Director and Chief Administrative Officer

Telephone: +81-3-3780-9507

For Immediate Release:

[CORRECTION] Partial Correction to the Summary of Consolidated Financial Statements for Fiscal Year Ended Sept. 2006

The Summary of Consolidated Financial Statements for Fiscal Year Ended Sept. 2006, which was published on October 31, 2006, contained an error. This error is corrected below.

The correction is underlined.

Details

2. Corporate Group

Status of Affiliated Companies

[Before Correction] As of September 30, 2006

Company	Location	Capital/ investment (mil. yen)	Major business activities	Voting shares (%)	Issues to be noted:
Fullcast Factory Co., Ltd.	Shibuya-ward, Tokyo	100	Factory business	100.0	- Places orders for jobs undertaken mutually with us. - Subleases part of the office we rent as office use. - Provides financial support (financing operating capital). - Interlocking directorates: 5

[After Correction] As of September 30, 2006

Company	Location	Capital/ investment (mil. yen)	Major business activities	Voting shares (%)	Issues to be noted:
Fullcast Factory Co., Ltd.	Shibuya-ward, Tokyo	100	Factory business	100.0	- Places orders for jobs undertaken mutually with us. - Subleases part of the office we rent as office use. - Provides financial support (financing operating capital). - Interlocking directorates: 4

###

January 19, 2007

Company name: Fullcast Co., Ltd.
Chairman and Chief Executive Officer: Takehito Hirano
(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)
(ADR information: Symbol: FULCY, CUSIP: 35968P100)
Contact: Yasushi Kamiguchi, Managing Director and Chief Administrative Officer
Telephone: +81-3-3780-9507

For Immediate Release:

Notice of the Monthly Sales for the Term Ending September 2007

We are pleased to announce the Group's performance on a monthly basis for the term ending September 2007.

Details

(Unit: Million yen)

	Oct.	Nov.	Dec.	Jan.	Feb.	Mar.	Apr.	May	June	July	Aug.	Sept.
■ Consolidated Sales												
Month	8,949	9,177	9,916									
Accumulative	8,949	18,125	28,042									
Year on Year	136.8%	135.9%	136.5%									
Rate of progress	7.7%	15.6%	24.2%									

* The rate of progress is the progress made against the forecasted consolidated full-year sales for the term ending September 2007, namely 116,000 million yen, expressed as a percentage.

Summary

In the December monthly results, the Factory Business registered a healthy improvement (with sales rising 42.9% from the previous quarter, to 1,790 million yen) and the Spot Business remained solid (with sales up 32.4%, to 5,592 million yen). As a result, consolidated sales reached 9,916 million yen, rising 37.7% quarter on quarter.

Note: Sales figures have not been audited, and may differ from those shown in the year-end financial result summaries.

###